**BLUESCOPE STEEL**

04010624

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

10 March 2004

SEC MAIL PROCESSING
MAR 15 2004
WASH. D.C. SECTION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Ladies and Gentlemen

**Re: BlueScope Steel Limited**
**Rule 12g3-2(b) Exemption (File No. 82-34676)**

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

MBarron

**MICHAEL BARRON**
Company Secretary

Enc

dlw 3/17

# QUT BUSINESS LEADERS' FORUM LUNCH
# 5 MARCH 2004

## *'BLUESCOPE STEEL AND ITS ASIAN STORY: SUCCESSFULLY EXECUTING A GROWTH STRATEGY'*



SPEECH BY GRAHAM KRAEHE
CHAIRMAN, BLUESCOPE STEEL LIMITED

## Introduction

Thank you Kerry for that introduction. It is a real pleasure to be here today in Queensland, the growth State of Australia, because I want to talk to you about growth strategies.

I am very supportive of the initiative by QUT to stimulate dialogue on today's leadership challenges, through the Business Leaders Forum series. I believe business needs to communicate more effectively with its stakeholders to engender greater trust, understanding of the role of Boards and realistic stakeholder expectations in areas of corporate governance and risk management.

Today, I would like to address one of the fundamental challenges of Australian business leadership – the challenge of identifying, and then executing, growth plans in a largely mature business environment.

For Australian companies, there are particular challenges in identifying growth opportunities because of the maturity of the Australian economy and the relatively small size of the Australian market.

Increasingly, the most accessible opportunities lie to our near north, in the rapidly growing markets of Asia.

In the 1990s, Asian opportunities were to the fore of the thinking of many Australian business leaders, and political leaders too. But since the late 1990s it seems there has been a stalling in Australia's advance into Asia.

This hesitation was no doubt compounded by the examples of Australian companies whose 1990s expansion efforts came unstuck.

I am pleased to be able to speak to you today from the perspective of my Chairmanship of BlueScope Steel, which has a very exciting position in Asia, and has to date been one of the best examples of an Australian company which is successfully executing an Asian growth strategy.

I appreciate that there has been a great deal of community interest in, and media and financial market commentary on, the National Australia Bank over the past six weeks, but I do not propose to go into those issues here today.

When I accepted the invitation to speak to you it was in my capacity as Chairman of BlueScope Steel. And it is the BlueScope Steel story that I want to share with you today.

**Introduction to BlueScope Steel**

BlueScope Steel is a great company, one of the country's leading manufacturers and exporters, and Australia's largest steel producer.

Some of you in the audience may not be familiar with who or what BlueScope Steel is. But I suspect you would all have heard of BHP Steel, as the company was known until late last year.

As BHP Steel, our business contributed to the Australian economy for nearly nine decades. And under the new name of BlueScope Steel the company is entering an exciting new era in which it is building its reputation as one of the world's leading steel businesses.

BlueScope Steel is a company with a clearly defined strategy and is implementing that strategy very successfully. In fact, I believe its strategy in Asia is one of the clearest and most compelling of any Australian based company. I also believe the collective experience in Asia of BlueScope Steel's Directors is second-to-none for an Australian company, and I will expand on this point a little later.

First, I would like to share with you a little about how I originally became involved with BlueScope Steel.

It was in August 2001 that I was asked if I would be interested in exploring the opportunity to become Chairman of the new steel company BHP was proposing to spin-out.

I undertook my own due diligence and I must confess that my initial reaction was cautious, as there were many reasons to be apprehensive about the prospects for a newly listed steel company.

In 2001, the steel industry in Australia, and elsewhere in the world, was not viewed as an attractive proposition. International steel prices were at 20-year lows. The United States' Presidential Administration was moving towards implementing "section 201" steel tariffs. In the United States about 30 steel companies were in Chapter 11 bankruptcy and the world was awash with excess steel capacity.

The immediate outlook for the industry was quite grim - not the ideal environment in which to be floated.

I think our employees – over 12,000 of them – also looked at the prospect of being separately listed on ASX with some trepidation. The seemingly secure existence of living under the skirts of "Mother BHP" with its enormous cash flows and famous brand was to be replaced by a new world.

The new world would be one in which the business would need to stand on its own two feet, perform or face the consequences of poor performance and establish a new brand and corporate reputation.

But on the other hand, I knew the BHP Steel business quite well from many years as a customer - both at Southcorp, where whitegoods, water heater and packaging interests made the company a top 10 customer of BHP Steel - and from my years in the automotive components industry. I knew what a tremendous technical capability existed in the organisation, and I knew it consisted of people with real integrity.

And as I began to meet with CEO Kirby Adams and the young and enthusiastic executive team being assembled to run the business, and then as I visited the Company's major sites in Australia and Asia and met the scores of frontline employees who make this Company tick, I developed a strong sense of confidence in its future. I became aware that this was a very different kind of steel company.

So the rest is history – I agreed to join the Company as Chairman-elect, and helped steer the business through the demerger process, through the listing on 15 July 2002 and on to the very successful period we have enjoyed over the past twenty months.

Not surprisingly, I feel a real sense of pride in the success the Company has enjoyed since its birth in 2002.

The initial challenges for BlueScope Steel's management, with the assistance of the Board, were to successfully list the Company and establish a vigorous new corporate identity. I am pleased to say those challenges have been enthusiastically embraced by BlueScope Steel's people.

**Financial performance**

A couple of weeks ago BlueScope Steel announced its financial results for the half year to 31 December, 2003 – a net profit after tax for the half of $227 million - another strong performance and the third consecutive half year profit north of $200 million since public listing.

Since public listing we have been very focused on rewarding our shareholders. BlueScope Steel generates very strong cash flows – currently around $600 million per annum. We have been able to utilise this to reward our shareholders. In this financial year, BlueScope Steel will return more than $500 million to its shareholders: $240 million in the form of fully franked cash dividends and at least $260 million by way of our share buy back.

The satisfaction of the investment market with these returns has been reflected in strong share price appreciation. BlueScope Steel's shares initially listed at $2.85 in July 2002. In late February they exceeded $6.00 for the first time. The share price has more than doubled in less than twenty months.

In fact, measured from the date of public listing in July 2002 to the end of February 2004, BlueScope Steel has been one of the best performing companies in the ASX Top 100 in terms of Total Shareholder Returns – that is, share price appreciation plus dividends.

So, what are some of the ingredients that have led BlueScope Steel to be so successful? I would like to share with you some of the ways the BlueScope Steel Board has interacted with management to contribute to the Company's success.

There are three elements of the BlueScope Steel story I would like to focus on today. They are:

- First, the Company's strategy - how it was developed and implemented, and the role of the Board in this;

- Second, the growth model BlueScope Steel has applied in Asia, which is one of the best models I have seen for any Australian company.

- Third, the increasingly Asian character of our business and the importance we have placed on recruiting talented local employees in Asia.

**Description of BlueScope Steel's business**

But before moving on, I would like to ensure this audience understands the nature and geographical extent of BlueScope Steel's business.

The scope of our operations in Australasia is quite well known. Port Kembla Steelworks is Australia's largest manufacturing complex and one of the most efficient and lowest cost steelworks in the world.

We also operate a major facility at Western Port in Victoria and an integrated steelworks at New Zealand Steel just outside Auckland. We have service centres at seven locations and more than 20 separate sites in our downstream Lysaght building products business around Australia.

In North America, we have a 50% share in an outstanding mini-mill operation in Ohio and a 47.5% share in the potentially very exciting Castrip business. And the recently announced Butler acquisition will greatly expand our network of business operations in North America.

BlueScope Steel also has a very strong Asian footprint, which, I suspect, is more comprehensive than any other Australian company, certainly as far as its importance to the overall corporation is concerned.

It is very important to understand the Asian dimension of our business. This is a key element in our growth strategy and in our developing, new corporate identity.

We have major metallic coating and painting manufacturing operations in Thailand, Malaysia and Indonesia, and underway in Vietnam and China. And we have smaller rollforming facilities in these five countries plus Taiwan, Singapore, Brunei, Sri Lanka, Fiji, New Caledonia and Vanuatu. In total, our BlueScope Lysaght roll-forming business operates at 24 sites across 12 countries in Asia and the Pacific Islands.

Just last month, BlueScope Steel announced plans to construct a major new flat steel metallic coating and painting facility in China, near Shanghai. The Company will invest about A$280 million in this plant.

The product from this plant will largely provide feedstock to accelerate our growth in pre-engineered buildings and other growth opportunities in China.

China is the world's largest steel market with a total consumption of 250 million tonnes annually – around 27% of global consumption – and BlueScope Steel is building a strong position at the high quality, premium end of the Chinese market.

We have been successful in a number of prize projects, such as the new Beijing International Airport. As we like to say: 'the first thing you will see in China is made in Australia'.

In recent months the Company has also announced a range of other investments in growth initiatives for our Asian business.

We depict this using the "growth staircase" slide you can see on the screen.

As well as other investments in incremental new capacity in Australia and New Zealand, we have expanded our painting capacity in Indonesia.

We have announced plans to construct a second metallic coating line in Thailand, which will cost A$80 million.

We have commenced construction of a new metallic coating and painting facility in Vietnam near Ho Chi Minh City, at a cost of A$160 million.

In addition, our recently announced planned acquisition of Butler Manufacturing, the world's premier provider of pre-engineered metal building systems, will in one bold step significantly increase our capability to provide pre-engineered building solutions.

The expected cost of the acquisition, which is likely to be completed in April or May, is approximately A$260 million.

Butler is a great company, with over 100 years of history, revenues of about A$1.0 billion and an excellent reputation. It has a fantastic network of builders in the US, has the number one market share in North America and is clear market leader in and China.

BlueScope Steel's Asian presence will be significantly increased by the Butler acquisition, with great potential for Butler's North American-based intellectual property to be leveraged to support growth in China and elsewhere in South East Asia, and indeed the introduction of new products to the Australian and New Zealand markets.

The Butler acquisition is an attractive opportunity at the right time, and opens up interesting strategic options for BlueScope Steel.

The explanation for our growth focus on Asia is clear – the ASEAN nations and China are experiencing the most attractive growth rates in building and construction markets in the world.

The recovery in growth rates in ASEAN countries in the period since the late 1990s "Asian crisis" has been very strong – as indicated by the steel consumption numbers in this slide.

I would particularly draw your attention to the steep lines for Thailand and Vietnam, two countries in which we have announced major new investments.

As well as being very successful businesses in their own right, the safety record of our Asian businesses has also been second-to-none. BlueScope Steel's goal is Zero Harm to our employees and to anyone who visits our sites across the globe. The Company's safety performance in recent years, as you can see from this slide, has been world class.

In the half-year just completed, our 12,000 employees achieved a new record low Lost Time Injury Frequency Rate of 1.4 injuries per million hours worked, continuing the trend of improvement of the past decade.

In the last financial year (2002/03) our businesses in Thailand, Vietnam, China, Indonesia and Malaysia operated for the entire year without a single lost time injury. And the overall lost time injury frequency rate for our Asian business as a whole was 0.2 injuries per million hours worked – which is world's best practice in the steel industry.

**Strategy**

A fundamental role of company directors, such as myself, is to use our experience and skills to assist management to bring out the full potential of a business and help it deliver the desired returns to shareholders and other stakeholders. Directors can work with management to develop the right strategy for a particular organisation.

This role in assisting management to formulate strategy and overseeing its implementation is, I believe, one of the most valuable and crucial responsibilities of Directors.

This is an area where BlueScope Steel has been particularly successful.

As soon as our Company stood alone we recognised that a new strategic direction was needed for the organisation, and it was one of the first key issues that the Board and senior management focused on together.

**Role and experience of the Board**

The Board of BlueScope Steel has been integrally involved in the development of the strategy underpinning our growth initiatives.

In the first fifteen months of our life as a listed company, the Board engaged in two, two-day strategy retreats with management. In addition, we have been very focused on a site visit program including a week-long visit to our operations in three Asian countries in the middle of last year. These visits gave the Board a good appreciation of the Company's Asian footprint, growth opportunities and the challenges to be met.

Our Board comprises a number of Directors with extensive experience in Asia.

In my executive career, I was involved in the execution of Asian growth strategies at both Pacifica (in the automotive components, packaging and construction sectors) and Southcorp (in packaging and water heaters).

Over a fifteen year period, I was involved in establishing approximately 20 manufacturing plants, in Thailand, Indonesia, Malaysia, Singapore and China.

In addition to myself, I particularly mention our Deputy Chairman Ron McNeilly, and Directors Diane Grady and Tan Yam Pin.

Ron McNeilly has extensive experience in Asia gained from over 30 years working in the steel industry, including as CEO of the then BHP Steel during the Company's expansion into Asia in the 1990s. He is also Vice President of the Australia Japan Business Cooperation Committee.

Diane Grady speaks Mandarin and holds a Masters degree in Chinese Studies.

Tan Yam Pin is a Singapore-based Director, who before joining the Board was Managing Director of one of South East Asia's leading public companies, the Fraser and Neave / Heineken Brewery Group.

We took great care in the identification and selection of the Board members for our new Company. One of the advantages of a new listing for a business of this significance is the one-off opportunity to put a great Board in place.

The input of these experienced Directors at strategy sessions, along with that of the Company's talented managers, meant we had agreement on a very clear strategy – we are a flat steel products company and we aim to increase the proportion of high-value products we sell and focus on providing inspired solutions, particularly for the building and construction industry.

Once there is strong alignment and agreement between Board and management on strategy, then when new initiatives come forward for Board consideration the first part of the conversation ("Does this fit with our strategy?") tends to be a quick and straightforward matter.

This allows Board consideration to focus on the important questions of risk mitigation ("What are the risks?" and "How do we propose to minimise them?"), execution of strategy and the vital question of whether the initiative will create shareholder value.

**The "how to" of expanding in Asia: BlueScope Steel's model**

During my time with both Pacifica and Southcorp, the predominant approach was to establish new greenfield start-ups.

These were typically investments of $20 million or less – about the same quantum as the cost of building a BlueScope Steel rollforming plant. A key risk mitigant was that we were not at any stage "betting the farm" with these investments, but looking to grow fast along with the fast-growing Asian economies. Although low risk, this strategy takes a long time to build critical mass in any one country.

There are other models for expansion in Asia. Some companies aim to target domestic mass markets in the host country, and invest in large plants. Typically, they find that marketing and distribution issues are the most challenging and difficult part of trying to access Asian markets in this way. This model has generated some high profile write-offs.

A further model, pursued in particular by Japanese firms across South East Asia in the 1980s and 90s, involves transferring manufacturing capacity into places like Thailand, and using this as a source of lower cost product to sell back into their home market or other existing export markets.

Many US-based corporations (including customers of Butler Manufacturing such as Nike and Motorola) have pursued this model out of China in the past ten years.

But this latter model has generally not been available to Australian companies, because our home markets tend not to be large enough. Rather, Australians tend to be targeting the local Asian markets – and so have pursued either the "big plant" or "smaller, grow with the market" options I outlined earlier.

Yet very few Australian companies have successfully executed Asian expansion strategies over the past couple of decades.

BlueScope Steel's approach to growing in Asia, which I believe is one of the best and most effective ways of moving into Asia I have seen, is based around the concept of "backward integration". It contains some of the "best of both worlds" of the two expansion models I outlined a moment ago.

To understand the backward integration model you need to understand a little about the coated steel value chain. BlueScope Steel produces two major types of upstream steel products: steel slab, which is a giant block of solid steel, 12 metres long by 1.25 metres wide by about 230 millimetres thick; and hot rolled coil, which is when slab is heated and rolled to as thin as 1.5 millimetres, but many, many metres longer. As a guide, these products typically sell for hundreds of dollars per tonne.

Some of the Company's hot rolled coil is then further processed, before being coated to produce products such as ZINCALUME® zinc / aluminium alloy-coated steel, and painted to produce COLORBOND® pre-painted steel steel. These products typically sell for over a thousand dollars per tonne.

COLORBOND® and ZINCALUME® steels are used in a range of manufactured products, including white goods and building products such as steel framing, roofing, walling and fencing.

The company's investment in a selected Asian country commences with the development of roll-forming businesses, which take feedstock (usually in the form of steel coil) and cut and shape it to produce finished steel building products such as those I've just described. A typical rollforming plant involves establishment costs of between $5-20 million.

Once a market has developed to the point where more large-scale investment is warranted, we look to "backward integrate", by establishing downstream manufacturing operations – such as those we have in Thailand (cold rolling, painting and coating lines) Indonesia and Malaysia (painting and coating only) - to manufacture products such as COLORBOND® and ZINCALUME®. Here the capital cost is $200-300 million, depending on capacity and configuration. In China, the steel feedstock requirements of the BlueScope Lysaght and Butler China business will ultimately account for about 50 per cent of the output of the coating and painting plant we are developing which significantly reduces the market risk of this investment.

Backward integration means going into a new territory in a gradual way – not initially risking too much capital but gradually increasing the involvement in a new market.

The first wave of our expansion into South East Asia was initiated through the early to mid 1990s. Major investments were made in Thailand, Malaysia and Indonesia but their initial performance was negatively impacted by the onset of the Asian economic crisis, when demand across the region plummeted.

Our people learned to run these businesses in a lean way and profitably on very small volumes – and we have found ourselves very well placed as those markets have rebounded.

Since our listing, BlueScope Steel has accelerated its investment in steel growth opportunities. The substantial cash flows we generate are now available for reinvestment in our steel business, or to be returned to our shareholders.

The new BlueScope Steel management has embraced the new scope provided by our listing very enthusiastically. They have refined the "backward integration" approach in quite sophisticated ways. They have focused very much on aggressive market development and growing the use of steel in construction in Asia.

Ours is a strategy that has been clearly articulated, is well understood by management and the investment markets and, ultimately, makes sense.

The Board has supported management in this path and we are delighted with how the strategy is being implemented.

One of our key organisational learnings revolves around the importance of market development – we expend more effort in growing the market for our value-added products and seeding our markets with imported product prior to committing significant growth capital. This approach can be seen in action in both China and Vietnam currently.

Our recently announced plan to acquire Butler Manufacturing, with its large China business, will significantly alter our employment profile. Upon completion of the acquisition, our employment profile will be approximately 60 per cent of our employees in Australia and New Zealand, 20 per cent in North America and 20 per cent in Asia.

With such a diverse employee base, our Company consists of a range of cultures, and part of our challenge has been to more widely infuse some of the wonderful aspects that are so clearly demonstrated in our Asian businesses - their youth, vitality, can-do spirit and resourcefulness – across the balance of our portfolio.

This changing profile has seen the Company develop Asian graduate programs and an Asia-specific Human Resources strategy.

**Communicating our strategy**

So, having described the role of the Board, the Company's strategic model and the increasingly Asian character of our business, what does our strategy actually look like? How do we describe and communicate BlueScope Steel's strategy?

One way we communicate our strategy is to use this slide - the trapezoid.

The triangle on the left depicts the historical product pyramid for our business – we produce over 5.7 million tonnes of steel slab each year, at Port Kembla and New Zealand Steel. A large amount of that slab is then converted to hot rolled coil, and on through further processes to cold rolled coil, metallic coated, painted steel and rollformed product. At every stage, significant volumes of product are sold to third parties. At the apex of the pyramid, we provide advanced solutions to customers. This includes pre-engineered steel buildings and our acquisition of Butler will significantly accelerate our growth in this market.

Our objective over time is to reshape that pyramid into more of a trapezoid, as you can see on the right, by growing the proportion of product we sell in value-added

form. The new initiatives in Asia we have announced in recent months, which I outlined earlier, have been major strides in executing this strategy.

Our trapezoid is taking shape.

**Conclusion**

I hope you will agree that BlueScope Steel has a compelling Asian growth story to tell. Having had considerable experience in Asia over may years, as I described, I can say BlueScope Steel's strategy in Asia is one of the best, and best executed, that I have seen.

I believe the relevant experience of Board members, and the role of the Board in agreeing and very clearly defining the Company's strategy, has been an important factor in that success.

Strong alignment between the Board and management has meant everyone at BlueScope Steel has been 'rowing in the same direction'. It has also made for a very efficient Board decision making process, allowing the Board to focus on questions of risk mitigation, shareholder interests and execution, rather than spending time talking about first principles.

I think the evidence of this is the growth announcements we have made in recent months and the financial performance I spoke about earlier.

Thank you, and I would be happy to take any questions you have.

BLUESCOPE STEEL



# BlueScope Steel and its Asian story: Successfully executing a growth strategy

Graham Kraehe - Chairman

5 March 2004

# BlueScope Steel Headlines

- Another strong net profit of $227m for Half Year to 31 Dec 2003
- Interim dividend increased by 33% to 12 cents (fully franked)
- $260 million returned to shareholders via share buyback
- Strong balance sheet – gearing of 9%

# BlueScope Steel Share Price Appreciation



BSL
S&P/ASX100
210.0
190.0
170.0
150.0
130.0
110.0
90.0
70.0
15/07/2002
15/09/2002
15/11/2002
15/01/2003
15/03/2003
15/05/2003
15/07/2003
15/09/2003
15/11/2003
15/01/2004

# BlueScope Steel Operations


Thailand
Malaysia
Indonesia
New Zealand

**BlueScope Steel**

- Production (Steel, coating/painting)
- Roll Forming Sites (components)
- Service Centres
- Joint Ventures (USA)
- Export Sales Offices (in USA)

| Major Butler Facilities | |
|---|---|
| North America Buildings Group ▲ | Illinois<br>Pennsylvania<br>North Carolina<br>Texas<br>California<br>Tennessee (Liberty)<br>Monterrey (Mexico)<br>Missouri (H.O.) |
| Vistawall ◆ | Texas<br>Tennessee |
| China ■ | Shanghai<br>Tianjin |

# Strategy – China Business Integration

- Located 80kms west of Shanghai
- Metallic Coating Line - 250,000tpa
  Paint Line - 150,000tpa
  Slitter / Recoil Facility - 20,000tpa
- Capital cost A$280m
- Start production mid-CY2006



***Artist's Impression***

# IN CHINA, THE FIRST THING YOU'LL SEE IS MADE IN AUSTRALIA.



# Strategy – Growth Staircase

BLUESCOPE STEEL

*Illustrative*


CHINA
Metallic +250,000t
Painted +150,000t
VIETNAM
Metallic +150,000t and Painted +50,000t/a
THAILAND
Metallic +200,000t/a
BUTLER MANUFACTURING COMPANY
NEW ZEALAND
Metallic +24,000t/a and Painted +7,000t/a
INDONESIA
Painted +25,000t/a
FY2004
FY2005
FY2006
FY2007

# Strong Demand in ASEAN Countries

- **Apparent Steel Consumption – South East Asian Countries**



12000
10000
8000
6000
4000
2000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003E
THAILAND
MALAYSIA
VIETNAM
INDONESIA
PHILIPPINES
SINGAPORE


*Source: SEASI, IISI*

# Safety – World Class Performance

## Further 26% improvement in Lost Time Injury Frequency Rate . . .


Our Goal is Zero Harm
Injuries resulting in lost time per million man-hours worked
0
5
10
15
20
25
30
35
40
33
35
29
16
14
8
4.8
3.7
4
3.4
2.7
1.8
1.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004-1H

* Includes contractors from 1996

# Board of Directors



**GRAHAM KRAEHE**
Chairman



**RON McNEILLY**
Deputy Chairman



**KIRBY ADAMS**
MD & CEO



**TAN YAM PIN**
Non-Executive Director



**JOHN CRABB**
Non-Executive Director



**DIANE GRADY**
Non-Executive Director



**KEVIN McCANN**
Non-Executive Director



**PAUL RIZZO**
Non-Executive Director

# Backward Integration Strategy

- "Typical" BlueScope Steel Asian business development



Time
• Establish Brand
• Lysaght sales offices
• Import Lysaght products
• Import coil – direct or through distributors
• In-country Lysaght manufacturing
Set up in-country coil sales office(s) & representation
• Grow Lysaght scale and capability
• Expand product & solutions capability
• Expand offer with in-country stocking program
• Continue to import coil
Establish in-country coated and painted steel manufacturing

# Backward integration strategy


China
Vietnam
Thailand
Malaysia
Indonesia

**BlueScope Steel (excl USA & Butler)**
- Production (Steel, coating & painting)
- Roll Forming Sites
- Service Centres

## Start-Up Dates

| | Metal Coating & Painting | Roll forming |
|---|---|---|
| Malaysia | 1996 | 1975 |
| • Singapore | | 1965 |
| • Brunei | | 1980 |
| Indonesia | 1995 | 1973 |
| Thailand | 1995 Expanding | 1988 |
| Vietnam | Construction | 1993 |
| China | Announced | 1995 |

# Strategy – Downstream, Value Added, Branded Products

**Illustrative**


CURRENT
PEB/Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab


FUTURE
Butler
PEB/Solutions
Roll-forming
Vietnam
China
Indonesia
Painted
Australia & NZ
Brownfields
Vietnam
China
Thailand
Metallic Coated
Australia & NZ
Brownfields
Cold Rolled
Hot Rolled Coil, Plate
Slab

BLUESCOPE STEEL

# BlueScope Steel and its Asian story: Successfully executing a growth strategy

Graham Kraehe - Chairman

5 March 2004

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| Name of entity BlueScope Steel Limited |
| ABN 16 000 011 058 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Ronald John McNeilly |
| **Date of last notice** | 28 November 2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | 512,056 |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 183 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 1,072.38 |
| **No. of securities held after change** | 512,239 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| Name of entity BlueScope Steel Limited |
| ABN 16 000 011 058 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Graham John Kraehe |
| **Date of last notice** | 27 August 2002 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | 104,547 |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 366 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 2,144.76 |
| **No. of securities held after change** | 104,913 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Rule 3.19A.2



# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| Name of entity BlueScope Steel Limited |
| ABN 16 000 011 058 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Diane Jennifer Grady |
| **Date of last notice** | 7 March 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | 30,000 |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 432 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 2,531.52 |
| **No. of securities held after change** | 30,432 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice



*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| Name of entity BlueScope Steel Limited |
| ABN 16 000 011 058 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Harry Kevin McCann |
| **Date of last notice** | 11 March 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | 20,000 |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 131 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 767.66 |
| **No. of securities held after change** | 20,131 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice



*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity BlueScope Steel Limited | |
| ABN 16 000 011 058 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Paul John Rizzo |
| **Date of last notice** | 5 March 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | 22,500 |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 157 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 920.02 |
| **No. of securities held after change** | 22,657 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade). |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| **Name of entity BlueScope Steel Limited** |
| **ABN 16 000 011 058** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John Crabb |
| **Date of last notice** | 11 March 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | 41,428 |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 144 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 843.84 |
| **No. of securities held after change** | 41,572 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice



*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| |
|---|
| Name of entity BlueScope Steel Limited |
| ABN 16 000 011 058 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Tan Yam Pin |
| **Date of last notice** | 2 June 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct Interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26 February 2004 |
| **No. of securities held prior to change** | Nil |
| **Class** | Fully paid ordinary shares |
| **Number acquired** | 131 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 767.66 |
| **No. of securities held after change** | 131 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Participation in Non-executive Directors' share plan (on-market trade) |

+ See chapter 19 for defined terms.

| | |
|---|---|
| | |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

**BLUESCOPE STEEL**



BlueScope Steel Limited
ABN 16 000 011 058
Lvel 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

# ASX Release

**Release Time:** IMMEDIATE
**Date:** 19 February 2003

## BLUESCOPE STEEL DELIVERS ANOTHER STRONG RESULT

BlueScope Steel Limited (ASX: *BSL*) (the former BHP Steel) Australia's leading steel solutions provider, today announced that net profit after tax (NPAT) for the half year period to 31 December 2003 was $227 million. The result was a $17 million improvement on the six month results for the half year period to 30 June 2003 and $15 million less than the record $242 million NPAT achieved in the first half of the preceding year.

Highlights for the half included:

- Continued strong NPAT and earnings per share results of $227 million and 29.8 cents respectively;
- Continued focus on shareholder returns, increasing interim dividends by 33 per cent from 9 cents to 12 cents per share;
- Profit momentum continues despite the strong appreciation of the Australian dollar and significantly lower earnings from our North Star USA joint venture;
- Successfully increased pricing on most products and improved product mix;
- Significant growth initiatives announced including the planned acquisition of Butler Manufacturing Company; and multi year construction projects for new China coating/painting facility; new Vietnam coating/painting facility and second coating line in Thailand.

In commenting on the half year results, the Managing Director and CEO of BlueScope Steel Limited, Mr Kirby Adams, said:

"BlueScope Steel has continued the strong earnings momentum of the previous financial year into FY2004, despite significant volatility in exchange rates, steel prices, raw material and freight costs.

"Our improved outlook, coupled with our strong balance sheet, has given us confidence to proceed with some very exciting growth initiatives, while simultaneously rewarding our shareholders. Our share buy back program has been successful and we have increased dividends.

"Nearly 100 per cent of BlueScope Steel's 12,000 employees are now shareholders. We are pleased to have delivered business outcomes which have enabled our Board to improve the interim dividend by 33 per cent to 12 cents per share.

"For this financial year, this means we will return more than $500 million to our shareholders: $240 million in the form of fully paid cash dividends and at least $260 million by way of our share buy back.

"The extent of our continuing growth program, with announced plant expansion and construction projects in excess of $550 million in Asia, Australia and New Zealand (to be funded over the next 2-3 years), coupled with the approximately A$260 million acquisition of Butler Manufacturing Company, the world's premier manufacturer of pre-engineered steel buildings, means BlueScope Steel is truly in growth mode. Top line revenue growth is now expected to exceed 15 per cent in FY2005.

"BlueScope Steel's long-term growth strategy to increase its proportion of high value-added products, and to provide solutions, particularly for the building and construction industry, is now well underway. Our portfolio of metallic coated and painted operations is being expanded to cover seven countries. Our revenue base is being significantly diversified across products and economies, thereby reducing risk.

"The half year result reflects a strong performance that was achieved against the background of a stronger Australian dollar (which has appreciated by approximately 25 per cent over the last 12 months). Exchange rate factors had a $56 million unfavourable effect on the earnings before interest and tax result compared to the half year to 31 December 2002. The North Star joint venture contributed $61 million less than in the half year period to 31 December 2002 due to lower US domestic hot rolled coil prices and higher scrap prices, diminishing the spread between these two factors.

"We faced increased raw material costs, primarily purchased steel feed to our downstream Asian businesses and scrap in Australia. In addition, repairs and maintenance costs were higher reflecting the timing of major planned maintenance work.

"However, our ability to improve our realised international and domestic prices, grow sales volumes in Asia and improve product mix in Australian coated operations, coupled with cost controls, largely countered the negative factors.

"Record production levels were achieved or maintained at a number of our operations with record delivery performance from our Western Port, Victoria facility. For the second consecutive year, North Star joint venture was voted No. 1 flat rolled steel supplier in North America in the prestigious 2003 Jacobsen Survey.

"Our record setting production was achieved in tandem with improved safety performance. Our 12,000 employees achieved a further 26 per cent reduction in Lost Time Injuries and new injury free records in Thailand, Lysaght Singapore and at New Zealand Steel's Hot Strip Mill. Safety remains a number one priority for all of our employees with their goal being Zero Harm.

"We also completed the process of attaining ISO 14001 environmental certification for all BlueScope Steel businesses across Australia, New Zealand and Asia."

## Outlook

Mr. Adams continued, "We now expect our financial performance for the full year FY2004 to be around that achieved in FY2003 providing there is no material change to current operating performance, no major downturn in our principal markets nor any further significant strengthening of the Australian dollar.

"The planned acquisition of Butler Manufacturing Company, if confirmed, is expected to have minimal impact on full year earnings.

"World steel demand continues to remain strong with China having the highest growth. Consequently, we are foreseeing higher steel prices together with higher raw material and ocean freight costs, although we are largely protected against coal, iron ore and freight cost increases for the balance of FY2004.

"While the first half result for our North Star joint venture was significantly reduced by higher scrap prices, we are expecting some improvement in the second half due to the recent introduction of scrap price surcharges in the US market.

"The stronger Australian and New Zealand dollars relative to the US dollar continue to hurt export competitiveness. We consider it is vital for Australia's manufacturing industry that the Reserve Bank continue to act in line with its recent decision not to increase interest rate differentials.

"During the period, US steel tariffs were ended. Although our Australian operations were already exempt, the lifting of tariffs will have a positive effect on New Zealand Steel going forward.

"New EBA agreements are in the final stages of negotiation at Port Kembla. In January, we successfully implemented a maintenance service alliance at Western Port that will further reduce costs and improve the efficiency of maintenance at that site.

"Despite the challenges of a stronger Australian dollar and the uncertainties of rapidly changing steel industry drivers, we are well positioned going into the second half of the year and are focused on successfully implementing the many initiatives underway at BlueScope Steel.

"We would like to thank our customers, communities and employees for their support."

**About BlueScope Steel Limited (ASX: *BSL)***

BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and amongst the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and are under development in Vietnam and China. The Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

**CONTACTS**


**Media**
**Sandi Harwood**
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

**Investor**
**John Knowles**
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
Email: John.Knowles@bluescopesteel.com

BLUESCOPE STEEL LIMITED
A.B.N. 16 000 011 058
Level 11, 120 Collins Street
Melbourne, Victoria 3001
Ph: +61 (03) 9666 4000 Fax: +61 (03) 9666 4111
Website: www.bluescopesteel.com
ASX Code: BSL



BLUESCOPE STEEL

19 February 2004

Results for Announcement to the Market
(under ASX listing rule 4.2A)

# Half Year Earnings Report
# Six Months Ended 31 December 2003

## Important Information

**The Company previously known as BHP Steel Limited changed its name to BlueScope Steel Limited, effective from 17 November 2003. This change was approved by shareholders at the Company's Annual General Meeting in November 2003.**

## HIGHLIGHTS

- **Continued strong NPAT and EPS results of $227 million and 29.8 cents respectively.**
- **Continued focus on shareholder returns, increasing interim dividends by 33% from 9 cents to 12 cents per share.**
- **Profit momentum continues despite the strong appreciation of the Australian dollar and significantly lower earnings from our North Star USA joint venture.**
- **Successfully increased pricing on most products and improved product mix.**
- **Significant growth initiatives announced including the planned acquisition of Butler Manufacturing Co.; and multi year construction projects for new China coating/painting facility; new Vietnam coating/painting facility and second coating line in Thailand.**

Group net profit after tax (NPAT) for the six months ended 31 December 2003 was $227m compared to $242m for the previous corresponding period (six months ended 31 December 2002), a decrease of 6%. This was achieved despite the strong appreciation of the Australian dollar and significantly lower earnings from the North Star joint venture. The $227m NPAT is 8% higher than the previous period (six months ended 30 June 2003) NPAT of $210m.

In its continuing efforts to reward Shareholders and focus on Total Shareholder Returns, the Board has approved an interim dividend of 12 cents ($88m) which will be fully franked and payable on 29 March 2004. This compares with 9 cents ($71m) for the previous corresponding half. The record date is 2 March 2004.

Earnings per share for the six months ended 31 December 2003 was 29.8 cents compared to 30.6 cents for the six months ended 31 December 2002 and 26.5 cents for the six months ended 30 June 2003 demonstrating significant progress in the implementation of the Company's share buyback program. As at 18 February, a total of 60,679,153 shares had been purchased representing 76.5% of the total program, at an average cost before brokerage and GST of $4.70 per share.

**Growth Initiatives**

In the current financial year, the Company has announced significant new growth initiatives to expand its unique geographic footprint in Asia, move further downstream in its product offerings and increase the proportion of its product sold as value-added steel.

These initiatives include:

- Vietnam: the construction of a new metallic coating (capacity: 125,000 tonnes) and painting (capacity: 50,000 tonnes) facility. The facility will cost approximately $160 million and is expected to commence operations early 2006;
- Thailand: installing a second metallic coating line (capacity: 200,000 tonnes) at the Map Ta Phut plant. The facility will cost approximately $80 million and is expected to commence operations mid CY2005;
- China: a new metallic coating (capacity: 250,000 tonnes) and painting (capacity: 150,000 tonnes) facility. The facility will cost approximately $280 million and is expected to commence operation in mid CY2006;
- Indonesia: completed 25,000 tonne upgrade to existing paint line in January 2004;
- New Zealand: construction continues towards March 2004 completion of existing metal coating line capacity expansion by 24,000 tonne;
- Acquisition of Butler Manufacturing Company, the world's premium brand in pre-engineered building systems with operations in North America and China. The acquisition is expected to be complete prior to the end of the financial year at a cost of $260 million.

The Company is examining the feasibility of further investment in the Port Kembla Hot Strip Mill to enable conversion of a higher proportion of slab into hot rolled coil for further processing through its downstream network.

The balance sheet is able to accommodate these growth initiatives together with the increased dividend to shareholders.

| | | 6 MTHS TO 31 DEC | | VARIANCE | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | $m | % |
| Total Revenue (1) | A$m | 2,619 | 2,588 | 31 | 1% |
| Earnings before interest, tax, depreciation and amortisation (EBITDA) (2) | A$m | 440 | 464 | (24) | -5% |
| EBIT (2) | A$m | 302 | 332 | (30) | -9% |
| Net borrowing costs | A$m | (6) | (11) | 5 | 45% |
| NPAT attributable to BSL shareholders | A$m | 227 | 242 | (15) | -6% |
| Earnings per share | ¢/s | 29.8 | 30.6 | | -3% |
| Interim dividend | ¢/s | 12.0 | 9.0 | | 33% |
| Net cash flow from operating and investing activities | A$m | 255 | 343 | (88) | -26% |
| Return on invested capital (3) | %/a | 14.6 | 15.7 | | |
| Return on equity (4) | %/a | 15.2 | 16.5 | | |
| Gearing (net debt / net debt plus equity) | % | 9.1 | 6.5 | | |
| Net tangible assets per share | $/s | 3.85 | 3.84 | | |

(1) Includes revenue other than sales revenue of $15m ($20m in FY2003).

(2) Includes 50% share of net profit from the North Star joint venture of $2m in FY2004 ($63m in FY2003).

(3) Return on invested capital is defined as annualised net operating profit after tax over average monthly capital employed.

(4) Return on equity is defined as annualised net profit after tax attributable to members over average monthly shareholders' equity.

## VARIANCE ANALYSIS

- **Total Revenue**

  The $31m (1%) increase principally reflects:
  - Higher prices attained in export and most domestic market segments.
  - Strong Asian domestic sales volumes.
  - Improved product mix for Coated Products Australia.

  These were partly offset by:
  - Stronger average AUD / USD exchange rate (0.6870) compared to the previous corresponding period (0.5528).
  - Lower sales volumes from Port Kembla Steelworks, primarily due to timing of export shipments.

- **EBIT**

The $30m (9%) decrease principally reflects:

Prices ($109m favourable)

- Higher export slab and hot rolled coil prices and related flow-on to export coated product and Australian domestic hot rolled coil prices.
- Increases in Australian and Asian domestic coated product prices.

Sales Volumes and Product Mix ($11m favourable)

- Stronger production and despatch levels in Asia.
- Improved mix of domestic despatches in all reporting segments.

Partly offset by:

- Lower volumes at Port Kembla Steelworks primarily due to timing of export shipments.

North Star joint venture ($61m unfavourable)

- Lower margins due to both lower realised US domestic prices for hot rolled coil and higher scrap costs.

Exchange Rates ($56m unfavourable)

- Reflects the net impact of stronger AUD/USD and NZD/USD exchange rates on both USD denominated revenue and costs. The average AUD/USD was 0.6870 compared to the previous corresponding period of 0.5528.

Costs

Conversion and other cost improvements ($19m favourable)

- Cost reductions primarily at Port Kembla Steelworks, New Zealand Steel and Coated Products Australia primarily related to improved process yields and labour productivity.

Conversion and other cost increases ($72m unfavourable)

- Higher repairs and maintenance principally at Port Kembla Steelworks reflecting the timing of planned maintenance and maintaining operating stability at record production levels.
- Higher employment costs due to wage escalation and incentive payments for record 2003 results.

Raw material costs ($38m unfavourable)

- Higher USD iron ore prices.
- Higher prices paid for hot rolled and cold rolled purchased steel feed by the downstream Asia coating operations.
- Higher scrap usage at Port Kembla Steelworks to optimise raw steel production volumes.
- Higher zinc and aluminium costs.

Other ($58m favourable)

- $20m contribution to the Defined Benefit division of the Australian Superannuation Fund in the previous corresponding period.
- Lower restructuring costs.

- **Tax**
  The effective tax rate for the six months ended 31 December 2003 was 22%. This differs from the Australian tax rate of 30% primarily due to the utilisation of unbooked tax losses in New Zealand, together with the utilisation of unbooked tax losses and tax exemptions in certain Asian operations.

## OPERATING CASH FLOWS AND VARIANCE ANALYSIS

| | 6 MTHS TO 31 DEC | | VARIANCE | |
|---|---|---|---|---|
| | 2003 | 2002 | | |
| | A$m | A$m | A$m | % |
| Net operating cash flow before borrowing costs and income tax | 357 | 386 | (29) | -8% |
| Net investing cash flows | (102) | (43) | (59) | -137% |
| Net cash from operating and investing activities | 255 | 343 | (88) | -26% |

**Variance**

The $29m decrease in net operating cashflow primarily reflects an increase in net working capital partly offset by an increase in operating cash profits (EBITDA less share of North Star joint venture net profit). The increase in net working capital primarily reflects lower utilisation of the company's receivables securitisation program and lower creditors due to the timing of payments for coal and iron ore.

The $59m increase in investing cashflow primarily reflects higher capital expenditure associated with the Vietnam coating line development and the New Zealand metal coating capacity expansion, together with the receipt of funds loaned to the North Star joint venture in the previous corresponding period.

## GROUP REVIEW

In commenting on the half year results, the Managing Director and CEO of BlueScope Steel Limited, Mr Kirby Adams, said "BlueScope Steel has continued the strong earnings momentum of the previous financial year into FY2004, despite significant volatility in exchange rates, steel prices, raw material and freight costs.

Our improved outlook, coupled with our strong balance sheet, has given us confidence to proceed with some very exciting growth initiatives, while simultaneously rewarding our shareholders. Our share buy back program has been successful and we have increased dividends.

Nearly 100 per cent of BlueScope Steel's 12,000 employees are now shareholders. We are pleased to have delivered business outcomes which have enabled our Board to improve the interim dividend by 33 per cent to 12 cents per share.

For this financial year, this means we will return more than $500 million to our shareholders: $240 million in the form of fully paid cash dividends and at least $260 million by way of our share buy back.

The extent of our continuing growth program, with announced plant expansion and construction projects in excess of $550 million in Asia, Australia and New Zealand (to be funded over the next 2-3 years), coupled with the approximately A$260 million acquisition of Butler Manufacturing Company, the world's premier manufacturer of pre-engineered steel buildings, means BlueScope Steel is truly in growth mode. Top line revenue growth is now expected to exceed 15 per cent in FY2005.

BlueScope Steel's long term growth strategy to increase its proportion of high value added products and to provide solutions, particularly for the building and construction industry, is now well underway. Our portfolio of metallic coated and painted operations is being expanded to cover seven countries. Our revenue base is being significantly diversified across products and economies, thereby reducing risk.

The half year result reflects a strong performance that was achieved against the background of a stronger Australian dollar (which has appreciated by approximately 25 per cent over the last 12 months). Exchange rate factors had a $56 million unfavourable effect on the earnings before interest and tax result compared to the half year to 31 December 2002. The North Star joint venture contributed $61 million less than in the half year period to 31 December 2002 due to lower US domestic hot rolled coil prices and higher scrap prices, diminishing the spread between these two factors.

We faced increased raw material costs, primarily purchased steel feed to our downstream Asian businesses and scrap in Australia. In addition, repairs and maintenance costs were higher reflecting the timing of major planned maintenance work.

However, our ability to improve our realised international and domestic prices, grow sales volumes in Asia and improve product mix in Australian coated operations, coupled with cost controls, largely countered the negative factors.

Record production levels were achieved or maintained at a number of our operations with record delivery performance from our Western Port, Victoria facility. For the second consecutive year, North Star joint venture was voted No. 1 flat rolled steel supplier in North America in the prestigious 2003 Jacobsen Survey.

Our record setting production was achieved in tandem with improved safety performance. Our 12,000 employees achieved a further 26% reduction in Lost Time Injuries and new injury free records in Thailand, Lysaght Singapore and at New Zealand Steel's Hot Strip Mill. Safety remains a number one priority for all of our employees with their goal being Zero Harm.

We also completed the process of attaining ISO 14001 environmental certification for all BlueScope Steel businesses across Australia, New Zealand and Asia."

**Outlook**

Mr. Adams continued, "We now expect our financial performance for the full year FY2004 to be around that achieved in FY2003, providing there is no material change to current operating performance, no major downturn in our principal markets nor any further significant strengthening of the Australian dollar.

The planned acquisition of Butler Manufacturing Co., if confirmed, is expected to have minimal impact on full year earnings.

World steel demand continues to remain strong with China having the highest growth. Consequently, we are foreseeing higher steel prices together with higher raw material and ocean freight costs, although we are largely protected against coal, iron ore and freight cost increases for the balance of FY2004.

While the first half result for our North Star joint venture was significantly reduced by higher scrap prices, we are expecting some improvement in the second half due to the recent introduction of scrap price surcharges in the US market.

The stronger Australian and New Zealand dollars relative to the US dollar continue to hurt export competitiveness. We consider it is vital for Australia's manufacturing industry that the Reserve Bank continue to act in line with its recent decision not to increase interest rate differentials.

During the period, US steel tariffs were ended. Although our Australian operations were already exempt, the lifting of tariffs will have a positive effect on New Zealand Steel going forward.

New EBA agreements are in the final stages of negotiation at Port Kembla. In January, we successfully implemented a maintenance service alliance at Western Port that will further reduce costs and improve the efficiency of maintenance at that site.

Despite the challenges of a stronger Australian dollar and the uncertainties of rapidly changing steel industry drivers, we are well positioned going into the second half of the year and are focused on successfully implementing the many initiatives underway at BlueScope Steel.

We would like to thank our customers, communities and employees for their support."

**BUSINESS SEGMENT REVIEW**

## Summary of Results by Segment

| | Sales Revenue ($m) | | EBIT ($m) | |
|---|---|---|---|---|
| | 6 Months Ended 31 December | | | |
| | 2003 | 2002 | 2003 | 2002 |
| Hot Rolled Products | 1,236 (1) | 1,337 (1) | 179 | 265 |
| New Zealand Steel | 272 | 275 | 20 | 21 |
| Coated Products Australia | 1,410 | 1,344 | 102 | 64 |
| Coated Products Asia | 291 | 282 | 45 | 47 |
| Corporate & Group (2) | 311 | 345 | (32) | (39) |
| Inter-segment (3) | (916) | (1,015) | (12) | (26) |
| Total BSL | 2,604 | 2,568 | 302 | 332 |

(1) Excludes North Star joint venture revenue.
(2) Corporate and Group reflects Logistics, Export Trading and corporate office activities.
(3) Inter-segment revenue reflects the elimination of internal sales between reporting segments. Inter-segment EBIT reflects an entry to eliminate profit-in-stock associated with inter-segment sales.

## Hot Rolled Products

This segment comprises:

- Port Kembla Steelworks, NSW, Australia (coke, iron, slab, plate and hot rolled coil production);
- BSL's 50% interest in the North Star joint venture, USA (hot rolled coil production); and
- BSL's 47.5% interest in Castrip LLC, USA (thin strip casting technology).

(i) Financial Performance

| | 6 MTHS TO 31 DEC | | VARIANCE | |
|---|---|---|---|---|
| | 2003 | 2002 | | |
| | $m | $m | $m | % |
| Sales Revenue (1) | 1,236 | 1,337 | (101) | -8% |
| EBITDA (2) | 244 | 323 | (79) | -24% |
| EBIT (2) | 179 | 265 | (86) | -32% |
| Capex (4) | 19 | 31 | (12) | -39% |
| Net Operating Assets (pre tax) | 1,837 | 1,858 | (21) | -1% |
| Return on Net Assets (pre tax) (3) | 19% | 29% | | |

(1) Excludes North Star joint venture revenue.
(2) Includes 50% share of net profit from the North Star joint venture of $2m in first half FY2004 ($63m in FY2003).
(3) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.
(4) Lower capex reflects lower expenditure on the Sinter Plant Emissions project.

The $86m EBIT decrease was largely due to:

- Lower contribution from the North Star joint venture due to both lower realised US domestic hot rolled coil prices and higher scrap costs.
- Higher USD iron ore costs at Port Kembla Steelworks.
- Increased repairs and maintenance expenditure and scrap usage rates at Port Kembla Steelworks. The higher maintenance costs principally reflect the timing of planned maintenance and maintaining operating stability at record production levels in the ironmaking and slabmaking

facilities. The increased scrap was used to optimise raw steel production volumes.

- Higher employment costs due to wage escalation and incentive payments partly offset by labour efficiencies.
- Lower despatch volumes from Port Kembla Steelworks primarily due to the timing of export shipments.
- The net impact of stronger AUD/USD exchange rate on USD denominated revenue and costs.
- Lower restructuring costs.

Partly offset by:

- Higher export slab and hot rolled coil prices attained in international markets and the related flow-on to domestic hot rolled coil and plate prices; and
- One off contribution to the Defined Benefit division of the Australian Superannuation Fund in the previous corresponding period.

(ii) Operations Report

**Port Kembla Steelworks ("PKSW")**

- Slab production was maintained at the record level achieved in the previous corresponding half year.
- On November 8, the Company celebrated 25 years of slab casting with some 80 million tonnes having been cast during this period.
- Blast Furnace No. 5 achieved a campaign to date (since the last furnace reline) record of 12.6 years compared with the previous record of 12.2 years largely due to improved maintenance techniques and higher quality raw material standards.
- Finished plate production increased by 9% on the previous corresponding period to 170,625 tonnes.
- PKSW commenced a feasibility study to investigate an increase in the Hot Strip Mill capacity. This study is expected to be completed in the first half of FY 2005.
- Negotiations commenced on the current Illawarra Enterprise Bargaining Agreement(EBA).
- In December 2003, U.S. President Bush lifted the Section 201 steel tariff regime. This will not directly affect the Company's Australian slab and HRC sales to the U.S. as they were previously free of tariff under a quota and exclusion arrangement.
- The company released a new steel solution for the power distribution industry, namely the SURELINE™ integrated power distribution system.

**North Star joint venture**

- For the second consecutive year, North Star was voted the No. 1 flat rolled steel supplier in North America in the 2003 Jacobsen Survey.
- Scrap related price surcharges have been introduced to insulate the business from the effects of rapidly escalating scrap costs.

**Castrip LLC**

- BlueScope Steel's JV partner in Castrip LLC, Nucor, is continuing to commission the world's first Castrip® facility at their Crawfordsville, Indiana site.

## New Zealand Steel

(i) Financial Performance

| | 6 MTHS TO 31 DEC | | VARIANCE | |
|---|---|---|---|---|
| | 2003 | 2002 | | |
| | $m | $m | $m | % |
| Sales Revenue | 272 | 275 | (3) | -1% |
| EBITDA | 38 | 38 | - | - |
| EBIT | 20 | 21 | (1) | -5% |
| Capex (1) | 8 | 2 | 6 | 300% |
| Net Operating Assets (pre tax) (2) | 405 | 468 | (63) | -13% |
| Return on Net Assets (pre tax) (3) | 10% | 9% | | |

(1) Capex reflects spending on increased capacity on the metal coating line.
(2) The decrease in net operating assets was largely due to lower net fixed assets.
(3) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.

The $1m EBIT decrease was largely due to:

- The net unfavourable impact of stronger NZD/USD exchange rate on USD denominated revenue and costs. The average NZD/USD was 0.6072 compared to the previous corresponding period of 0.4857.
- Higher repairs and maintenance expenditure mainly due to planned kiln and hot strip mill shutdowns in the 6 months to December 2003.

Partly offset by:

- Improved mix of domestic versus export sales product.
- Higher export prices.
- Favourable cost impact mainly reflecting improvements in furnace temperature control reducing coal consumption and one-off impact of slab imports in the corresponding period.

(ii) Operations Report

- Achieved a six month domestic sales record of 135,000 tonnes.
- Slab production was 309,000 tonnes for the half year resulting in total production of 625,000 tonnes for CalendarYear 2003, a new CY record.
- Metal Coating Line production of 109,000 tonnes equalled the previous 6 month record (previous corresponding half).
- The upgrade to the Metal Coating Line, increasing capacity by 24,000 tonnes to 234,000 tonnes, is scheduled for completion in March 2004.
- Removal of the U.S. Section 201 steel tariffs will allow New Zealand Steel to improve margins on its U.S. hot rolled coil sales.

## Coated Products Australia

This segment comprises:

- Springhill and Western Port coating operations at Port Kembla, NSW and Hastings, VIC respectively;
- Packaging operations at Port Kembla, NSW;
- Lysaght operations, with 19 operating sites throughout Australia; and
- Service Centres, with 7 sites throughout Australia.

(i) Financial Performance

| | 6 MTHS TO 31 DEC | | VARIANCE | |
|---|---|---|---|---|
| | 2003 | 2002 | | |
| | $m | $m | $m | % |
| Sales Revenue | 1,410 | 1,344 | 66 | 5% |
| EBITDA | 145 | 105 | 40 | 38% |
| EBIT | 102 | 64 | 38 | 59% |
| Capex (1) | 26 | 13 | 13 | 100% |
| Net Operating Assets (pre tax) | 1,203 | 1,247 | (44) | -4% |
| Return on Net Assets (pre tax) (2) | 17% | 10% | | |

(1) Capex increase relates to the timing of maintenance capital.
(2) Return on Net Assets is defined as annualised EBIT / average monthly Net Operating Assets.
(3) The decrease in Net Assets reflects lower net fixed assets partly offset by increased receivables.

The $38m EBIT increase was largely due to:

- Higher product prices in both domestic and export markets.
- One off contribution to the Defined Benefit division of the Australian Superannuation Fund in the previous corresponding period.

Partly offset by:

- The net impact of stronger AUD/USD exchange rate on USD denominated revenue and costs;
- higher employment costs due to wage escalation and incentive payments; and
- increased zinc and aluminium coating metal costs.

(ii) Operations Report

**Springhill**

- A new six month production record of 382,000 tonnes was established on the Metallic Coating lines.

**Western Port**

- Record 6 month delivery performance averaging more than 95%.
- The maintenance alliance with Silcar, a 50:50 joint venture between Thiess Pty Ltd and Siemens Ltd, commenced late January 2004. This initiative will result in savings through increased reliability and throughput.
- Completion of the scheduled Hot Strip Mill maintenance took place in November 2003 (21 days).

**Lysaght**

- The Townsville facility was completed in January 2004.

**Packaging Products**

- Production capability continued to improve with a new 6 monthly tinplate record of 171,870 tonnes versus 164,101 tonnes in the previous half year.

**Service Centres**

- Production of painted products, from the Service Centre paint lines, was a new 6 month record, up 22% to 85,300 tonnes on the previous corresponding period.

## Coated Products Asia

This segment comprises:

- Coating operations in Thailand, Indonesia and Malaysia;
- Lysaght operations in 12 Asia and Pacific countries; and
- Vietnam coating and painting line development.

(i) Financial Performance

| | 6 MTHS TO 31 DEC | | VARIANCE | |
|---|---|---|---|---|
| | 2003 | 2002 | | |
| | $m | $m | $m | % |
| Sales Revenue | 291 | 282 | 9 | 3% |
| EBITDA | 56 | 60 | (4) | -7% |
| EBIT | 45 | 47 | (2) | -4% |
| Capex (1) | 26 | 14 | 12 | 86% |
| Net Operating Assets (pre tax) (2) | 430 | 469 | (39) | -8% |
| Return on Net Assets (pre tax) (3) | 21% | 21% | | |

(1) Capex increase reflects Vietnam coating line development.
(2) The decrease in net operating assets was largely due to lower net fixed assets.
(3) Return on Net Assets is defined as annualised EBIT/average monthly Net Operating Assets.

The $2m EBIT decrease was largely due to:

- The appreciation of the Australian Dollar relative to most Asian currencies more than offsetting the increase in profitability of all Asian operations in local currencies.
- Higher hot rolled and cold rolled purchased steel feed by the downstream Asia coating operations.
- Additional business development costs primarily associated with the Vietnam coating line.

Partly offset by:

- Stronger production and despatch levels across the Asian business; and
- Increases in domestic coated product prices across the Asian business.

(ii) Operations Report

- Progress is continuing well on establishment of Pre-Engineered Building (PEB) Systems. Businesses are now established in Thailand, Vietnam and China.
- Work on upgrading the existing paint line in Indonesia was completed in January 2004 with annual capacity increasing from 25,000 to 55,000 tonnes.
- A number of growth initiatives have been approved:
  - Vietnam – construction commenced in December 2003 on a new metallic coating and painting facility. The capital cost is approximately $160 million and the facility is expected to

commence operation in early 2006 with metallic coated and painting capacities of 125,000 and 50,000 tonnes respectively.

- Thailand – construction commenced in January 2004 on the installation of a second metallic coating line at the Map Ta Phut plant. The capital cost is approximately $80 million and the facility is expected to commence operation in mid-CY2005 with a capacity of 200,000 tpa. This will take the total annual metallic coating capacity to 375,000 tonnes.
- China – the Board has approved the construction of a new metallic coating and painting facility, with annual metallic coated and painting capacities of 250,000 and 150,000 tonnes respectively. The capital cost is approximately $280 million and the facility is expected to commence operation mid CY2006.

## OTHER INFORMATION

### Capital Management

- During the period, the Company purchased 45,420,328 of its shares under the on-market buyback program announced on 27 February 2003. The average cost before brokerage and GST was $4.85 per share. As at 18 February 2004, a total of 60,679,153 shares had been purchased, representing 76.5% of the total program, at an average cost before brokerage and GST of $4.70 per share.
- During the period, the Company borrowed an additional $227m of debt. Total debt outstanding at 31 December 2003 was $381m, resulting in a gearing ratio of 9% (net debt / net debt plus equity). These borrowings, together with operating cash flow of $255 million were primarily applied to funding the buy-back ($220 million), 2003 final and special dividends ($154 million) and tax ($84 million).
- The North Star joint venture repaid US$29m of its debt, reducing its total outstanding external debt to US$100m (100% basis) at 31 December 2003. In addition, North Star had sold US$44m of its trade receivables under its receivables securitisation program. This represents a US$10m increase from 30 June 2003.
- BlueScope Steel has received $172m in cash for trade receivables sold under its receivables securitisation program. This represents a $5m decrease from 30 June 2003.

### Safety, Environment & Health

- Safety
  - Record low injury performance with a 26% reduction in Lost Time Injuries (LTI) compared to 2002/03 as employees and contractors of the Company continued to improve safety performance.
  - A number of operations achieved new injury free records during the period, including:
    - Thailand who have achieved a period of 11 million work hours without an LTI.
    - Lysaght, Singapore, achieved 5 years without an LTI.

  - New Zealand Steel's Hot Strip Mill achieved 8 years without an LTI.

- Environment
  - A new water conservation initiative that will save over 500,000 litres of water per day at the Springhill operation.
  - The Company continues to focus on the development of a comprehensive environmental compliance management system that will be progressively implemented across all operations in BlueScope Steel. Not only will this system provide a systematic and formal means by which each operation is able to routinely determine environmental compliance but it will also provide an important step in the Company's commitment to continuously seek ways of improving its environmental performance.
  - The Western Port operation won the Victorian South East region award in the Tidy Towns Commercial/Industrial Site category. Judging criteria focuses on a range of factors, including environmental work undertaken within the site and community, promoting environmental awareness to staff and programs to reduce energy and water emissions.
  - Western Port successfully renewed its 5 year Environmental Protection Authority accredited licence.

**Logistics**

- The Iron Monarch, the vessel owned by the Company which transports slab between the Port Kembla, NSW, steelworks and the Western Port, Victoria, operations, completed a dry dock and life extension program during the period. The exercise was completed in 55 days at a cost of approximately A$6m. The improvements undertaken will allow the vessel to operate until at least 2011, with ongoing 2 year dry docks.

**Employee Share Plan**

- In September 2003 the Company provided 200 BlueScope Steel Limited shares at nil cost to 9,403 eligible employees (1,880,600 shares). The objective was to recognise and reward employee contribution to BlueScope Steel's first year financial and workplace safety performance and provide them with the opportunity to become long term shareholders. An equivalent number of shares were bought back on market at $4.88 per share.

**Interim Dividend Schedule**

- Record date – 2 March 2004.
- Payment date – 29 March 2004.

**For further information:**


- **Media - Sandi Harwood, Manager - External Affairs**
  **Tel: +61 3 9666 4039   +61 (0)411 027 006**

- **Investor Relations - John Knowles, Vice President Investor Relations**
  **Tel: +61 3 9666 4150   +61 (0)419 893 491**

# ATTACHMENT 1

## PRODUCTION AND DESPATCH REPORT

| | 6 MONTHS ENDED JUNE 2003 | 6 MONTHS ENDED DEC 2003 | DEC 2002 | VARIANCE |
|---|---|---|---|---|
| **RAW STEEL PRODUCTION ('000t)** | | | | |
| Port Kembla | 2,467 | 2,568 | 2,582 | -1% |
| New Zealand Steel | 315 | 309 | 305 | 1% |
| **Sub-total** | **2,782** | **2,877** | **2,887** | **0%** |
| North Star (1) | 397 | 416 | 427 | -3% |
| **Total** | **3,179** | **3,293** | **3,314** | **-1%** |
| **EXTERNAL DESPATCHES ('000t)** | | | | |
| Hot Rolled Products | | | | |
| - Domestic | 418 | 452 | 460 | -2% |
| - Export | 806 | 676 | 761 | -11% |
| Coated Products Australia | | | | |
| - Domestic | 883 | 950 | 949 | 0% |
| - Export | 392 | 257 | 290 | -11% |
| New Zealand Steel | | | | |
| - Domestic | 126 | 135 | 130 | 4% |
| - Export | 175 | 146 | 167 | -13% |
| Coated Products Asia | | | | |
| - Domestic | 169 | 176 | 158 | 11% |
| - Export | 37 | 48 | 27 | 78% |
| Total | | | | |
| - Domestic | 1,596 | 1,713 | 1,697 | 1% |
| - Export | 1,410 | 1,127 | 1,245 | -9% |
| **Sub-total** | **3,006** | **2,840** | **2,942** | **-3%** |
| North Star (1) | 399 | 401 | 406 | -1% |
| **Total** | **3,405** | **3,241** | **3,348** | **-3%** |

(1) Reflects BlueScope Steel's 50% share from the North Star joint venture

# BlueScope Steel Limited

ABN 16 000 011 058

# Half-year report - 31 December 2003

| | Page |
|---|---|

Your directors present their report on the consolidated entity consisting of BlueScope Steel Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2003.

**Directors**

The following persons were directors of BlueScope Steel Limited during the whole of the half-year and up to the date of this report:

G J Kraehe
R J McNeilly
K C Adams
J Crabb
D J Grady
H K McCann
P J Rizzo
Y P Tan

**Review of operations**

| | Segment revenues | | Segment results | |
|---|---|---|---|---|
| | **31 December 2003 $m** | 31 December 2002 $m | **31 December 2003 $m** | 31 December 2002 $m |
| Hot Rolled Products | **1,238.6** | 1,341.3 | **179.3** | 265.3 |
| Coated Products Australia | **1,410.6** | 1,344.0 | **102.4** | 64.1 |
| Coated Products Asia | **297.9** | 284.1 | **44.7** | 47.2 |
| New Zealand Steel | **272.3** | 276.8 | **20.3** | 20.8 |
| Corporate and Group | **316.2** | 350.5 | **(32.9)** | (39.0) |
| Intersegment eliminations | **(916.4)** | (1,008.3) | **(12.0)** | (26.5) |
| | **2,619.2** | 2,588.4 | **301.8** | 331.9 |
| Unallocated revenue less unallocated expenses | | | **(6.3)** | (16.2) |
| Profit from ordinary activities before income tax expense | | | **295.5** | 315.7 |
| Income tax benefit/(expense) | | | **(63.9)** | (59.6) |
| Profit from ordinary activities after income tax expense | | | **231.6** | 256.1 |
| Net profit attributable to outside equity interest | | | **(4.6)** | (13.8) |
| Net profit attributable to members of BlueScope Steel Limited | | | **227.0** | 242.3 |

The half-year results reflect a strong performance that was achieved against the background of a stronger Australian dollar (which has appreciated by approximately 25% over the last 12 months), higher raw material costs (scrap and purchased steel feed) and increased planned repairs and maintenance expenditure. Exchange rate factors had a $56 million unfavourable effect on profit from operating activities before tax compared to the half-year to 31 December 2002. In addition, the Hot Rolled Products segment was impacted by the North Star joint venture, which contributed $61 million less than in the half-year to 31 December 2002 due to both lower US domestic hot rolled coil prices and higher scrap prices.

However, improved realised international and domestic prices in all segments, growth in Coated Products Asia sales volumes and improved product mix in the Coated Products Australia segment, coupled with cost controls, largely countered the negative factors.

**Significant changes in the state of affairs**
On 17 November 2003, the company changed its name from BHP Steel Limited to BlueScope Steel Limited.

**Rounding of amounts**
The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the directors' report and financial report. Amounts in the financial report have been rounded off to the nearest hundred thousand dollars in accordance with that Class Order.

**Matters subsequent to balance date**
A number of growth initiatives have been announced subsequent to balance date.

In February 2004, the company announced the construction of a new metallic coating and painting facility in China. The capital cost is approximately $280 million and the facility, with annual metallic coated and painting capacities of 250,000 and 150,000 tonnes respectively, is expected to commence production in mid-2006.

In February 2004, the company announced its intention to acquire Butler Manufacturing Company, the world's premium brand in pre-engineered building systems, with operations in North America and China. The transaction is expected to be completed by the end of the financial year at a cash outlay of $260 million.

In January 2004, the company announced the construction of a second metallic coating line at the Map Ta Phut plant in Thailand. The capital cost is approximately $80 million and the facility is expected to commence operation in mid-2005, with a capacity of 200,000 tonnes per annum.

This report is made in accordance with a resolution of directors.

**G J Kraehe**
Chairman

**K C Adams**
Managing Director & CEO

Melbourne
18 February 2004

| | 31 December 2003 $m | 31 December 2002 $m |
|---|---|---|
| **Revenue from ordinary activities** | **2,619.2** | 2,588.4 |
| Changes in inventories of finished goods and work in progress | **46.3** | 34.3 |
| Raw materials and consumables used | **(984.4)** | (1,002.1) |
| Employee benefits expense | **(512.9)** | (512.6) |
| Depreciation and amortisation expenses | **(137.9)** | (131.6) |
| Diminution in value of non-current assets | **(0.4)** | - |
| External services | **(348.1)** | (318.9) |
| Freight on external despatches | **(196.4)** | (199.7) |
| Carrying amount of non-current assets sold | **(3.3)** | (1.3) |
| Other expenses from ordinary activities | **(181.4)** | (185.2) |
| Borrowing costs expense | **(7.0)** | (18.3) |
| Shares of net profits of associates and joint venture partnership accounted for using the equity method | **1.8** | 62.7 |
| **Profit from ordinary activities before income tax expense** | **295.5** | 315.7 |
| Income tax benefit/(expense) | **(63.9)** | (59.6) |
| **Profit from ordinary activities after income tax expense** | **231.6** | 256.1 |
| Net profit attributable to outside equity interest | **(4.6)** | (13.8) |
| **Net profit attributable to members of BlueScope Steel Limited** | **227.0** | 242.3 |
| Net increase/(decrease) in foreign currency translation reserve | **(46.2)** | 25.9 |
| **Total revenue, expenses and valuation adjustments attributable to members of BlueScope Steel Limited recognised directly in equity** | **(46.2)** | 25.9 |
| **Total changes in equity attributable to members of BlueScope Steel Limited other than those resulting from transactions with owners as owners** | **180.8** | 268.2 |
| | **Cents** | Cents |
| Basic earnings per share | **29.8** | 30.6 |

*The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.*

| | 31 December 2003 $m | 30 June 2003 $m |
|---|---|---|
| **Current assets** | | |
| Cash assets | **91.8** | 91.0 |
| Receivables | **570.3** | 639.6 |
| Inventories | **700.5** | 639.4 |
| Other financial instruments | **2.6** | 4.1 |
| Other | **31.2** | 17.6 |
| Total current assets | **1,396.4** | 1,391.7 |
| **Non-current assets** | | |
| Receivables | **10.8** | 10.8 |
| Inventories | **58.3** | 58.2 |
| Investments accounted for using the equity method | **147.3** | 151.6 |
| Other financial assets | **4.4** | 4.5 |
| Property, plant and equipment | **2,997.4** | 3,085.6 |
| Deferred tax assets | **26.4** | 25.6 |
| Intangible assets | **4.4** | 4.5 |
| Other | **7.7** | 8.9 |
| Total non-current assets | **3,256.7** | 3,349.7 |
| **Total assets** | **4,653.1** | 4,741.4 |
| **Current liabilities** | | |
| Payables | **411.7** | 493.0 |
| Interest bearing liabilities | **157.9** | 101.5 |
| Current tax liabilities | **78.0** | 96.3 |
| Provisions | **245.5** | 258.7 |
| Other | **9.8** | 8.1 |
| Total current liabilities | **902.9** | 957.6 |
| **Non-current liabilities** | | |
| Interest bearing liabilities | **222.8** | 66.4 |
| Deferred tax liabilities | **393.6** | 395.1 |
| Provisions | **246.3** | 231.2 |
| Total non-current liabilities | **862.7** | 692.7 |
| **Total liabilities** | **1,765.6** | 1,650.3 |
| **Net assets** | **2,887.5** | 3,091.1 |
| **Equity** | | |
| Parent entity interest | | |
| Contributed equity | **1,952.5** | 2,182.1 |
| Reserves | **(136.4)** | (91.2) |
| Retained profits | **1,033.7** | 961.4 |
| Total parent entity interest | **2,849.8** | 3,052.3 |
| Outside equity interest in controlled entities | **37.7** | 38.8 |
| **Total equity** | **2,887.5** | 3,091.1 |

*The above consolidated statement of financial position should be read in conjunction with the accompanying notes.*

| | Notes | 31 December 2003 $m | 2002 $m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Receipts from customers | | **2,830.9** | 2,790.0 |
| Payments to suppliers and employees | | **(2,480.0)** | (2,413.8) |
| | | **350.9** | 376.2 |
| Dividends received | | **0.5** | 1.4 |
| Interest received | | **0.8** | 2.9 |
| Other revenue | | **6.2** | 13.9 |
| Borrowing costs | | **(6.3)** | (20.1) |
| Income taxes paid | | **(83.5)** | (8.2) |
| **Net cash inflow (outflow) from operating activities** | | **268.6** | 366.1 |
| **Cash flows from investing activities** | | | |
| Payment for purchase of controlled entity, net of cash acquired * | | - | (716.2) |
| Payments for property, plant and equipment | | **(98.8)** | (76.0) |
| Payments for investments | | **(0.5)** | (4.1) |
| Proceeds from sale of property, plant and equipment | | **4.8** | 1.9 |
| Proceeds from sale or redemption of investments | | **3.9** | - |
| Loans repaid (advanced) to (from) associates | | **(11.2)** | 35.6 |
| **Net cash inflow (outflow) from investing activities** | | **(101.8)** | (758.8) |
| **Cash flows from financing activities** | | | |
| Proceeds from issues of shares and other equity securities * | | - | 2,045.4 |
| Share buyback | 5 | **(220.4)** | - |
| Employee share plan | 5 | **(9.2)** | - |
| Proceeds from demerger borrowings * | | - | 565.0 |
| Proceeds from other borrowings | | **1,274.0** | 357.0 |
| Net financing of related entities * | | - | (1,797.2) |
| Repayment of borrowings | | **(1,047.4)** | (736.2) |
| Dividends paid | 4 | **(153.8)** | - |
| Dividends paid to outside equity interests in controlled entities | | **(2.1)** | (4.3) |
| **Net cash inflow (outflow) from financing activities** | | **(158.9)** | 429.7 |
| **Net increase (decrease) in cash held** | | **7.9** | 37.0 |
| Cash at the beginning of the reporting period | | **91.0** | 98.7 |
| Effects of exchange rate changes on cash | | **(7.1)** | 1.0 |
| **Cash at the end of the reporting period** | | **91.8** | 136.7 |

* The previous half-year's consolidated cash flows from investing and financing activities include cash flows related to the separation of BlueScope Steel Limited from the BHP Billiton Group, including the acquisition of the BlueScope Steel (AIS) Pty Ltd Group on 3 July 2002.

*The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.*

## Note 1. Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by BlueScope Steel Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year. Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

## Note 2. Segment information

### Business Segments

The consolidated entity has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel, and Coated Products Asia.

***Hot Rolled Products***
Hot Rolled Products includes a 50% interest in the North Star joint venture, a steel mini-mill in the United States, and a 47.5% shareholding in Castrip LLC.

On 3 July 2002, as part of the separation from the BHP Billiton Group, BlueScope Steel Limited acquired BlueScope Steel (AIS) Pty Ltd, which includes the Port Kembla Steelworks, a Hot Rolled Products operation with an annual production capacity of approximately 5.0 million tonnes of crude steel. The Port Kembla Steelworks manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil is supplied to Coated Products Australia for further processing, as well as to other domestic and export customers.

***Coated Products Australia***
Coated Products Australia markets a range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major white goods manufacturers and general manufacturers. Coated Products Australia is a leader in metallic coating and painting technologies supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. The coated products business comprises two main production facilities at Springhill in New South Wales and Western Port in Victoria together with a network of manufacturing and distribution facilities throughout Australia.

On 3 July 2002, as part of the separation from the BHP Billiton Group, BlueScope Steel Limited acquired BlueScope Steel (AIS) Pty Ltd, which includes Packaging Products, a Coated Products Australia operation producing tinplate and blackplate in Australia which are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging.

***Coated Products Asia***
Coated Products Asia manufactures and distributes a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific.

***New Zealand Steel***
On 3 July 2002, as part of the separation from the BHP Billiton Group, BlueScope Steel Limited acquired BlueScope Steel (AIS) Pty Ltd, which includes the New Zealand Steel operations at Glenbrook, New Zealand. This operation produces a full range of flat steel products for both domestic and export markets. It has an annual production capacity of approximately 0.6 million tonnes.

***Corporate and Group***
Corporate and Group relates primarily to logistics, export trading and corporate activities.

## Note 2. Segment information (continued)

### Primary reporting - business segments

| 31 December 2003 | Hot Rolled Products $m | Coated Products Australia $m | Coated Products Asia $m | New Zealand Steel $m | Corporate and Group $m | Inter-segment eliminations / unallocated $m | Consolidated $m |
|---|---|---|---|---|---|---|---|
| Total segment revenue | 1,238.6 | 1,410.6 | 297.9 | 272.3 | 316.2 | (916.4) | 2,619.2 |
| Segment result | 179.3 | 102.4 | 44.7 | 20.3 | (32.9) | (12.0) | 301.8 |
| Unallocated revenue less unallocated expenses | | | | | | | (6.3) |
| Profit from ordinary activities before income tax expense | | | | | | | 295.5 |

| 31 December 2002 | Hot Rolled Products $m | Coated Products Australia $m | Coated Products Asia $m | New Zealand Steel $m | Corporate and Group $m | Inter-segment eliminations / unallocated $m | Consolidated $m |
|---|---|---|---|---|---|---|---|
| Total segment revenue | 1,341.3 | 1,344.0 | 284.1 | 276.8 | 350.5 | (1,008.3) | 2,588.4 |
| Segment result | 265.3 | 64.1 | 47.2 | 20.8 | (39.0) | (26.5) | 331.9 |
| Unallocated revenue less unallocated expenses | | | | | | | (16.2) |
| Profit from ordinary activities before income tax expense | | | | | | | 315.7 |

## Note 3. Significant Items

There are no significant items in the current half-year's operating result. In the previous half-year's operating result a $20 million contribution was made to the Australian Defined Benefit Superannuation fund.

## Note 4. Dividends

| | 31 December 2003 $m | 31 December 2002 $m |
|---|---|---|
| Total dividends paid during the half-year | **153.8** | - |

A fully franked final dividend of 13 cents (S100 million) and a special fully franked dividend of 7 cents ($53.8 million) per fully paid ordinary share was paid on 10 October 2003.

Since the end of the half-year, the directors have recommended the payment of a fully franked interim dividend of 12 cents (2002 9 cents) per fully paid ordinary share. The estimated interim dividend payable of $88 million (2002 $71.4 million) to be paid on 29 March 2004 has not been recognised as a liability at the end of the half-year.

## Note 5. Movements in ordinary share capital

| | **31 December 2003 Shares** | 30 June 2003 Shares | **31 December 2003 $m** | 30 June 2003 $m |
|---|---|---|---|---|
| Opening balance | **784,685,949** | 100,000,000 | **2,182.1** | 164.0 |
| Demerger from BHP Billiton | **-** | 693,000,000 | **-** | 2,045.4 |
| Share buyback | **(45,420,328)** | (8,314,051) | **(220.4)** | (27.3) |
| Employee share plan | **-** | - | **(9.2)** | - |
| Closing balance | **739,265,621** | 784,685,949 | **1,952.5** | 2,182.1 |

**Share buyback**
The Company commenced a 10% on-market buyback of share capital on 14 March 2003. The total number of shares that can be repurchased is 79,300,000. As at 31 December 2003, the total number of shares bought back was 53,734,379 ($246.3 million).

**Employee share plan**
In September 2003, the company provided 200 BlueScope Steel shares at nil cost to 9,403 eligible employees (1,880,600 shares). The objective was to recognise and reward employees for their contribution to BlueScope Steel's first year financial and workplace safety performance and provide them with the opportunity to become long term shareholders. An equivalent number of shares were bought back at $4.88 per share.

## Note 6. Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

| | **31 December 2003 $m** | 30 June 2003 $m |
|---|---|---|
| Other persons: | | |
| Unsecured | **3.3** | 2.0 |

The above contingent liabilities relate to outstanding legal matters.

*Guarantees*
BlueScope Steel Limited has given $118.9 million (30 June 2003 $118.9 million) in guarantees to various state worker's compensation authorities as a pre-requisite for self insurance. Of this amount, a total of $93.3 million (30 June 2003 $90.8 million) has been provided for in the consolidated financial statements as recommended by independent actuarial advice.

*Superannuation*
At 30 June 2003, the defined benefit divisions of the BlueScope Steel Superannuation Fund and the New Zealand Steel Pension Fund had a combined deficiency of the present value of accrued benefits over the net market value of assets totalling $70.5 million. This deficiency represents potential additional voluntary contributions the company may make in the future. Independent actuarial valuations are performed on an annual basis.

## Note 7. Interests in joint ventures

**Joint venture partnership**
BlueScope Steel Limited has a 50% interest in the North Star joint venture, a steel mini-mill in the United States. North Star contributed $1.8 million to profit for the half-year ended 31 December 2003 (2002 $62.7 million).

**Contingent liabilities**
North Star has various borrowings denominated in US dollars with the major facilities being fully amortising term loans. Of these loans, 50% are held by the ANZ Banking group ("ANZ"). ANZ can put these loans back to BlueScope Steel in the event of default by North Star. At 31 December 2003, BlueScope Steel's share of the North Star borrowings amounted to $67 million (30 June 2003 $97 million).

***Reporting date***
North Star has a 31 May reporting date.

## Note 8. Events occurring after reporting date

A number of growth initiatives have been announced subsequent to balance date.

In February 2004, the company announced the construction of a new metallic coating and painting facility in China. The capital cost is approximately $280 million and the facility, with annual metallic coated and painting capacities of 250,000 and 150,000 tonnes respectively, is expected to commence production in mid-2006.

In February 2004, the company announced its intention to acquire Butler Manufacturing Company, the world's premium brand in pre-engineered building systems, with operations in North America and China. The transaction is expected to be completed by the end of the financial year at a cash outlay of $260 million.

In January 2004, the company announced the construction of a second metallic coating line at the Map Ta Phut plant in Thailand. The capital cost is approximately $80 million and the facility is expected to commence operation in mid-2005, with a capacity of 200,000 tonnes per annum.

**BlueScope Steel Limited**

**Directors' declaration**

31 December 2003

The directors declare that the financial statements and notes set out on pages 5 to 11:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of their performance, as represented by the results of their operations and their cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that BlueScope Steel Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

**G J Kraehe**
Chairman

**K C Adams**
Managing Director & CEO

Melbourne
18 February 2004

## Independent review report to the members of BlueScope Steel Limited

**Scope**

*The financial report and director's responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both BlueScope Steel Limited (the company) and the entities it controlled during the period, and the directors' declaration for the company, for the half year ended 31 December 2003.

The directors are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Review approach*

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Independence**

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

### Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity comprising BlueScope Steel Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

**Independent review report to the members of BlueScope Steel Limited (continued)**

**Ernst & Young**

**A I Beckett**
Partner

Melbourne
18 February 2004

BLUESCOPE STEEL



# Half Year Results Presentation
# Period Ended 31 December 2003

Kirby Adams, Managing Director and Chief Executive Officer
Brian Kruger, Chief Financial Officer

19 February, 2004

ASX Code: BSL

# Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BSL SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.

# Name Change



BLUESCOPE STEEL
BLUESCOPE STEEL
BlueScope Steel Limited
BLUESCOPE STEEL
BLUESCOPE STEEL

# Group Headlines

- Safety
  - ➢ Continued improvement in Lost Time Injury Frequency Rate
  - ➢ Continued improvement in Medical Treatment Injury Frequency Rate

- Strong net profit of $227m continues momentum
  - ➢ 6% down on corresponding half (December 2002)
  - ➢ 8% up on previous half (June 2003)

- Why 6% down?
  - ➢ Strengthened by:
    - higher product prices and continued strong demand
  - ➢ Offset by:
    - stronger A$
    - lower North Star Joint Venture earnings (-$61m for our 50% interest)
    - other, including higher planned R&M costs at PKSW (timing)

- EPS stable 29.8¢ vs. 30.6¢

# Group Headlines (cont.)

- Interim dividend increased by 33%
  - From 9¢ to 12¢
  - Fully franked

- Share buyback status as at 18/2/04
  - 60.7m shares purchased
  - 76.5% of total program

- Gearing (net debt) 9.1% vs. 2.4% (30/6/03)

- Significant growth initiatives, principally:
  - Vietnam – new coating / painting facility
  - Thailand – second coating line
  - Acquisition – Butler Manufacturing Company
  - China – new coating / painting facility

# Group Headlines (cont.)

- Outlook for second half FY2004
  - *Strong International Market.*
  - *Strong US$ steel pricing environment.*
  - *Improving margins at North Star Joint Venture.*
  - *Volatile raw materials and freight market.*

# Strong Financial Performance Across All Segments



FY03-1H
FY03-2H
FY04-1H
A$ Millions
500
400
300
200
100
0
• PKSW
- Slab
- HRC
- Plate
• NS JV (50%)
• Castrip
265
63
206
6
179
2
21
23
20
• Western Port
• Springhill
• Packaging Products
• Service Centres
• Lysaght
64
55
102
• Thailand
• Malaysia
• Indonesia
• Vietnam
• China
47
37
45
Hot Rolled Products
New Zealand Steel
Coated Products Australia
Coated Products Asia


| Return on Net Assets (Pre-Tax Annualised) | Hot Rolled Products | New Zealand Steel | Coated Products Australia | Coated Products Asia |
|---|---|---|---|---|
| | *19%* | *10%* | *17%* | *21%* |

# BlueScope Steel's Markets – Strong Demand

- Long term customer relationships.

- External sales mix largely unchanged from 2002/03 by:
  - ➢ Geographic region; and
  - ➢ Australian market segments.

- Increased South East Asian despatches, largely driven by:
  - ➢ Internal initiatives, eg:
    - broadened product range, eg. PEBs and trusses;
    - market development into Vietnam and China.
  - ➢ Stronger economic growth.
  - ➢ Increasing steel demand.

# BlueScope Steel's Markets – Strong Demand (cont.)

- **Apparent Steel Consumption – South East Asian Countries**



12000
10000
8000
6000
4000
2000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003E
THAILAND
MALAYSIA
VIETNAM
INDONESIA
PHILIPPINES
SINGAPORE


*Source: SEASI, IISI*

# Dynamic Global Steel Market

**North America**
- Consolidation continues
- Scrap and coke prices / availability
- Scrap surcharges
- Economic recovery underway
- Section 201 lifted
- Weak US$

**Europe**
- Strong Euro
- Consolidation benefits evident
- Weak demand, apart from Russia
- Restricted scrap exports from CIS

**China**
- Demand is strong
- Imports increased
- Quotas relaxed
- New capacity
- Reduced coke & coal exports

**Global**
- Record high US$ steel prices
- Inflating raw material costs
- Freight costs
- Global exchange rate volatility

**Asia / Australasia**
- Japan at capacity
- Korean shipyards full
- Key market remains China
- South East Asian economies improving

# BlueScope Steel Raw Materials and Freight

- Iron Ore and Coking Coal
  - ➢ Announced price increases effective 1 July 2004.
- Scrap
  - ➢ Port Kembla – less than 1.0 mtpa (50% external).
  - ➢ North Star Joint Venture – approximately 1.8 mtpa.
- Freight
  - ➢ Largely insulated from record rates in FY2004.
  - ➢ Contract renewal dates staggered.
  - ➢ Will increase from FY2005.

# Strategy – Downstream, Value Added, Branded Products

*Illustrative*

CURRENT


PEB/Solutions
Roll-
forming
Painted
Metallic
Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab

FUTURE


Butler
PEB/Solutions
Roll-
forming
Vietnam
China
Indonesia
Painted
Australia & NZ
Brownfields
Vietnam
China
Thailand
Metallic
Coated
Australia & NZ
Brownfields
Cold Rolled
Hot Rolled Coil, Plate
Slab

# Implementing BlueScope Steel's Strategy

BLUESCOPE STEEL

BUTLER®

## Acquisition of Butler Manufacturing Company

- Pre-eminent global designer/supplier of Pre-Engineered Buildings (PEBs)
- Number One positions in North America and China
- Worldwide brand recognition

## An Attractive Opportunity at the Right Time

# Strategy – China Business Integration

- Located at Suzhou, 80kms west of Shanghai.
- Excellent transport links.
- Metallic Coating Line - 250,000tpa
  Paint Line - 150,000tpa
  Slitter / Recoil Facility - 20,000tpa
- Capital cost A$280m.
- Start construction April 2004.
- Start production mid-CY2006.
- Import replacement.
- Risk management.



***Artist's Impression***

# Strategy – Reducing Market Risk of Coating Line


Target Market: Premium-High
ZINCALUME®
Clean COLORBOND®
Target Market: Middle
OPAL™
Galvanised TRUZINC®
250,000t
Total Loading 100%
ZINCALUME®
OPAL™ Feed
Galvanised
Bare ZINCALUME®
Clean COLORBOND® Feed
Sales Including Butler
External 44%
Internal 56%

# Strategy - Strong Production and Sales Network



Langfang
• Lysaght
Tianjin
• Butler PEBs
Suzhou
• Coating and Painting Facility
Shanghai
• Lysaght
• Butler PEB
Chengdu
• Lysaght
Guangzhou
• Lysaght


**BlueScope Steel**

- ☐ 1 Metal Coating & Painting facility
- 4 Lysaght manufacturing facilities
- ★ 2 PEB manufacturing facilities
- ○ Over 50 sales offices

# Strategy – Growth Staircase

**Illustrative**


CHINA
Metallic +250,000t
Painted +150,000t
VIETNAM
Metallic +150,000t and Painted +50,000t/a
THAILAND
Metallic +200,000t/a
BUTLER MANUFACTURING COMPANY
NEW ZEALAND
Metallic +24,000t/a and Painted +7,000t/a
INDONESIA
Painted +25,000t/a
FY2004
FY2005
FY2006
FY2007

# Strategy - BlueScope Steel - a global leader in adding value to hot rolled coil

## VALUE-ADDING FOCUS

(Proportion of Hot-Dipped Metal Coating to Hot Rolled Coil Capacity; Largest 40 Flat Global Steelmakers)



Value-adding %
50
40
30
20
10
0
BlueScope Steel


Source: IISI 'World Steel in Figures 2003', CRU 'Capacity Database April 2003'

# Summary

- Another strong result from BlueScope Steel.
- Strong demand / pricing.
- Interim dividend 9¢ to 12¢ per share.
- Downstream growth initiatives (more than $550m capex over 3 years).
- Announced strategy being implemented and portfolio reshaped.
- Geographic and product diversification decreasing risk.


Financials

# Profitable Through the Cycle

- **Continued Strong Net Profit Performance**

| *A$ Millions* | 2000[1] | 2001[1] | 2002[1] | 2003 | 2003-1H | 2003-2H | 2004-1H |
|---|---|---|---|---|---|---|---|
| Revenue | 4,898 | 4,941 | 4,593 | 5,302 | 2,590 | 2,712 | 2,619 |
| EBITDA[2] | 711 | 568 | 412 | 881 | 464 | 417 | 440 |
| EBIT[2] | 445 | 305 | 160 | 611 | 332 | 279 | 302 |
| Net Profit | | | | 452 | 242 | 210 | 227 |
| EPS (¢) | | | | 57.1[3] | 30.6[3] | 26.5[3] | 29.8[3] |

*(1) 2000 to and including 2002 normalised.*
*(2) Includes net profit/loss for North Star Joint Venture.*
*(3) Weighted average shares on issue 793.0m (FY03-1H); 790.1m (FY03-2H) and 761.7m (FY04-1H).*

# EBIT Variance – First Half FY2003 vs. First Half FY2004



Higher R&M (30)
Employment costs (25)
Cost Improvements 19
Dec '02 Superannuation
contribution 20
Lower restructuring costs 26
A$millions
500
450
400
350
300
250
200
150
100
50
0
$332m
$50m
$59m
$11m
($61m)
($56m)
($53m)
($38m)
$58m
$302m
Dec 02 Half
Export Prices
Domestic Prices
Volume / Mix
NS JV
Exchange Rates
Conversion & Other Costs
Raw Material Costs
Other
Dec 03 Half

# EBIT Variance – Second Half FY2003 vs. First Half FY2004



A$millions
380
360
340
320
300
280
260
240
220
200
$279m
$7m
$33m
$24m
($5m)
($14m)
($5m)
($11m)
($6m)
$302m
June 03 Half
Export Prices
Domestic Prices
Volume / Mix
NS JV
Exchange Rates
Conversion & Other Costs
Raw Material Costs
Other
Dec 03 Half

# Balance Sheet – Strength and Flexibility

| | | As at | |
|---|---|---|---|
| ***A$ Millions*** | **31 Dec 02** | **30 June 03** | **31 Dec 03** |
| **Assets** | | | |
| Cash | 137 | 91 | 92 |
| Receivables | 508 | 650 | 581 |
| Inventory | 766 | 698 | 759 |
| Other Assets | 268 | 216 | 224 |
| Net Fixed Assets | 3,171 | 3,086 | 2,997 |
| **Total Assets** | **4,850** | **4,741** | **4,653** |
| **Liabilities** | | | |
| Creditors | 499 | 493 | 412 |
| Interest Bearing Liabilities | 352 | 168 | 381 |
| Provisions | 905 | 989 | 973 |
| **Total Liabilities** | **1,756** | **1,650** | **1,766** |
| **Net Assets** | **3,094** | **3,091** | **2,887** |

| | | | |
|---|---|---|---|
| • **Net Debt / (Net Debt + Equity) (excluding off balance sheet items)** | **6.5%** | **2.4%** | **9.1%** |

# Recent major Growth Initiatives underway and Indicative Capex Profile

| | Total Est – Capex/Cost | **FY2004 Balance** | **FY2005** | **FY2006** |
|---|---|---|---|---|
| Vietnam<br>- New coating facilities | A$160m | $40m | $100m | $10m |
| Thailand<br>- Metallic coating expansion | A$80m | $25m | $55m | - |
| China<br>- New coating/painting facilities | A$280m | $20m | $220m | $40m |
| Butler<br>- Acquisition cost | A$260m | $260m | - | - |
| **Total** | **A$780m** | **$345m** | **$375m** | **$50m** |

# Continued Focus on Tax Effective Returns to Shareholders

- **Share Buyback**
  - Plan – up to 10% (79.3m) by March 2004
  - Purchased/cancelled to
    - 18 February 2004 – 60.7m shares (76.5%)

- **Dividends - All Fully Franked**

Total return to shareholders since listing:

| | |
|---|---|
| • Buyback | A$285m |
| • Dividends | A$225m |
| • + Interim | A$ 88m |
| | A$598m |



Cents Per Share
25
20
15
10
5
0
9 ¢
7 ¢
13 ¢
12 ¢
1H
2H
1H
Special
Ordinary

# Consistently Strong Cash Flows

| *A$ millions* | 2000[(1)] | 2001[(1)] | 2002[(1)] | 2003 | 2003-1H | 2003-2H | 2004-1H |
|---|---|---|---|---|---|---|---|
| Net operating cash flow before borrowing costs and income tax | 715 | 631 | 381 | 763 | 386 | 377 | 357 |
| Net investing cash flows | | | | | | | |
| - Capital expenditure | (90) | (105) | (162) | (183) | (76) | (107) | (99) |
| - Other | 10 | (6) | 8 | 18 | 33 | (15) | (3) |
| Net cash flow before financing & tax | 635 | 520 | 227 | 598 | 343 | 255 | 255 |
| Net financing cash flow | | | | (493) | (295) | (198) | (8) |
| Payment of income tax | | | | (29) | (8) | (21) | (84) |
| Net dividends | | | | (75) | (3) | (72) | (155) |
| Net increase in cash held | | | | 1 | 37 | (36) | 8 |

***(1) 2000 to and including 2002 normalised.***

# BlueScope Steel Outlook

## Key Industry Drivers


A$ : US$ Exchange rate
1997
1998
1999
2000
2001
2002
2003
2004


Hot Rolled Coil Prices
1997
1998
1999
2000
2001
2002
2003
2004


Shipping Rates
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Iron Ore Prices
Fines
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

# Creating Shareholder Value


A DIFFERENT KIND OF STEEL COMPANY
Strong Board & Management Team
Profitable Through the Cycle
Dynamic Global Steel Market
Value Added Branded Products
Strong Operating Track Record
Low Cost Producer
Geographic and Product Diversity
Consistently Strong Cash Flows
Strong and Flexible Capital Structure
Growth Opportunities in Asia

BLUESCOPE STEEL

# Half Year Results Presentation Period Ended 31 December 2003

Kirby Adams, Managing Director and Chief Executive Officer

Brian Kruger, Chief Financial Officer

19 February, 2004

ASX Code: BSL

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

# ASX Release

**Release Time:** IMMEDIATE
**Date:** 18 February 2004

## BLUESCOPE STEEL TAKES MAJOR STEP FORWARD IN CHINA WITH A$280 MILLION INVESTMENT

The Board of BlueScope Steel Limited (ASX: ***BSL***) (the former BHP Steel), Australia's leading steel company, has approved the construction of a major new flat steel metallic coating and painting facility in Suzhou Industrial Park in China's Jiangsu province, 80 kilometres west of Shanghai. The capital cost will be approximately A$280 million, to be spent primarily in FY2005 and 2006.

This state of the art facility, which will be wholly-owned by BlueScope Steel, will have metallic coating capacity of 250,000 tonnes and paint line capacity of 150,000 tonnes per annum.

The plant will manufacture BlueScope Steel's range of premium quality branded products, including Clean COLORBOND® steel, ZINCALUME® steel and TRUZINC® galvanised steel. Drawing on an existing substantial customer base in China, products will be predominantly aimed at the rapidly growing building and construction markets.

The new facility will be completed by mid CY2006 and will provide employment for approximately 300 people. The business license to construct the new facility was granted in December 2003.

Managing Director and CEO Kirby Adams said: "This new investment represents another major step forward in further advancing BlueScope Steel's strategy to grow our downstream steel products business in Asia. The Company is focused on expanding its capability to provide value-added building solutions, including pre-engineered buildings and their components."

President Asian Building and Manufacturing Markets Mike Courtnall said: "For nearly a decade, BlueScope Steel has been focused, through its BlueScope Lysaght rollforming facilities and coated coil sales offices, on developing strong demand for our products in downstream building and construction applications in China. The success of our market development activities and the widespread acceptance of BlueScope Steel's range of premium branded products in China indicates that now is the time to begin manufacturing Clean COLORBOND® steel and ZINCALUME® steel in China for China.

"BlueScope Steel's approach to market development in China, as in its other key markets in Asia, focuses on working together with the Chinese steel industry to grow the use of steel in building and construction applications leading to higher ongoing steel consumption.

"We have secured a 50 hectare site in Suzhou Industrial Park which is less than two hours from central Shanghai and ideally located with direct access to water transport, and to road and rail distribution facilities."

Mr Adams said: "Earlier this week, BlueScope Steel announced the proposed acquisition of Butler Manufacturing, the market leader in China in the provision of pre-engineered metal building systems and architectural products. The China metallic coating and painting investment has been evaluated independently of the Butler acquisition and stands on its own merits. Nonetheless, the steel feedstock requirements of the BlueScope Lysaght and Butler China businesses will together ultimately account for about half the output of the new China facility."

BlueScope Steel already operates Lysaght manufacturing businesses in Shanghai (commissioned 1995), Guangzhou (1996), Langfang (2003) and Chengdu (2003). Our sales of coated, painted and roll-formed steel in China are supported through an extensive network of 49 sales and marketing offices throughout China.

Mr Adams said: "BlueScope Steel has a strong position in the premium end of the Chinese building and construction market, where our products are highly visible in prestige projects such as airport expansions at Beijing, major sporting stadia, high-rise office towers and commercial premises.

"Demand for steel products in China continues to be very strong, with overall steel consumption expected to increase by more than 12% this year, to over 250 million tonnes."

The new facility will complement BlueScope Steel's existing network of steel coating and painting facilities in Asia:

- Thailand – incorporating a cold rolling mill and pickle line (capacity 300,000 tonnes), metallic coating capability (currently 175,000 tonnes) and a paint line (90,000 tonnes). Last month, the Company announced a planned expansion of Thailand's metallic coating capacity to 375,000 tonnes, at a cost of approximately $80 million.
- Malaysia – with metallic coating capacity of 160,000 tonnes and painting capacity of 70,000 tonnes.
- Indonesia – with metallic coating capacity of 90,000 tonnes and expanded painting capacity of 55,000 tonnes. The Company has recently commissioned an expansion to the paint line, increasing capacity by 25,000 tonnes.
- Vietnam - the Company has a new coating and painting facility under construction in Vietnam, near Ho Chi Minh City, which will have metallic coating capacity of 125,000 tonnes and painting capacity of 50,000 tonnes per annum.

In addition, BlueScope Lysaght, BlueScope Steel's building products business in Asia, has a network of 23 rollforming and manufacturing centres across China, Indonesia, Thailand, Malaysia, Brunei, Singapore, Vietnam and Sri Lanka.

**ABOUT BLUESCOPE STEEL LIMITED (ASX: *BSL*)**

BlueScope Steel (ASX: ***BSL***) is Australia's leading steel company. BlueScope Steel was publicly listed on the Australian Stock Exchange on 15 July 2002 as BHP Steel. The Company changed its name to BlueScope Steel Limited on 17 November 2003.

BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are also located in Australia, New Zealand, and Asia. The Company also has a 50 per cent interest in a steel mini-mill in Delta, Ohio in the USA.

**For further information about BlueScope Steel Limited: www.bluescopesteel.com or www.bluescopesteelasia.com**

**Contacts:**

**Media**
**Sandi Harwood**
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail:
Sandi.Harwood@bluescopesteel.com

**Investor**
**John Knowles**
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

# ASX Release

**Release Time:** IMMEDIATE
**Date:** 16 February 2004

## BLUESCOPE STEEL ANNOUNCES INTENTION TO ACQUIRE WORLD'S LEADING MANUFACTURER OF PRE-ENGINEERED STEEL BUILDINGS

BlueScope Steel Limited (ASX: BSL) today announced it will acquire Butler Manufacturing Company (NYSE: BBR), the world's leading manufacturer and provider of pre-engineered steel building systems[1]. Butler's sales revenue for the 2003 calendar year was approximately A$1.0 billion (US$796.2 million) and it employs 4,500 people worldwide.

BlueScope Steel will offer US$22.50 per share for approximately 6.4 million shares, and assume net debt of US$60 million, representing a total outlay of US$204 million (A$260 million). Butler and BlueScope Steel have reached agreement on the terms of a negotiated merger agreement, and the Butler Board of Directors will recommend to Butler shareholders acceptance of BlueScope Steel's offer. The acquisition of Butler will be subject to approval by Butler shareholders and by regulatory authorities in the United States. The acquisition is expected to be completed within 60 to 90 days.

BlueScope Steel Managing Director and CEO, Mr Kirby Adams said: "Butler Manufacturing Company is the world's premier brand in pre-engineered steel building systems, with number one market positions in both North America and China. Butler is a long-established business, with strong, well-recognised brands and excellent design and technical capabilities."

"Strategically, the combination of BlueScope Steel and Butler creates a very strong global player in steel building components and pre-engineered buildings. BlueScope Steel has a long-term growth strategy to increase its proportion of high value-added products, and to provide inspired solutions, particularly for the building and construction industry – a strategy that sets BlueScope Steel apart. Butler's operations are within BlueScope Steel's geographic footprint and there is scope for the Butler product and service offer to be extended to BlueScope Steel's customers in South East Asia, Australia and New Zealand.

"In China, this acquisition will provide immediate scale and accelerate BlueScope Steel's growth in manufacturing pre-engineered buildings. The combination will provide an expanded product and solutions portfolio for our customers and will further leverage BlueScope Steel's capabilities as one of the world's leading suppliers of metal coated and pre-painted steels, and rollformed steel building products.

"In China, Butler is already the clear market leader with strong revenue growth, demonstrated profitability and significant growth potential. In combining the two businesses, the China presence will include six manufacturing facilities, 50 sales offices and approximately 1,200 employees.

"China is quickly becoming the 'factory for the world' and together, BlueScope Steel and Butler will be the premier provider of factories and warehouses for China," Mr Adams said.

---

[1] **About pre-engineered buildings:**

Pre-engineered buildings are designed and engineered using sophisticated computer software to meet each purchaser's individual requirements, with steel components pre-fabricated and partially assembled off-site, then transported to site for erection. Pre-fabrication and assembly means erection on site is significantly faster and simpler than for conventional buildings. Pre-engineered buildings are suitable for a wide range of non-residential building applications, including factories and warehouses, showrooms, sporting facilities, aircraft hangars, schools and medical clinics.

"We will build upon the well-recognised strengths of Butler's North American Buildings Group – its brands, products, market share and technical expertise - and undertake a range of business improvements to transform that business and improve its financial performance. Vistawall – which designs, manufactures and markets extruded aluminium and glass products for the building and construction industry in North America and China - is a strong business, which has remained profitable throughout the recent market downturn. Both businesses are well positioned to benefit from an expected improvement in the North American non-residential construction market.

"To place the size of the acquisition in context, the total outlay required to purchase Butler is less than eight per cent of BlueScope Steel's enterprise value and will increase our gearing by only about eight per cent," Mr Adams said.

Chairman of the Board and Chief Executive Officer of Butler, Mr John Holland said: "This announcement is good news for Butler. It will allow us to continue providing excellent quality and service to our Butler Builders® and customers while joining a global player that really understands the steel business and the value of downstream products that Butler provides."

Butler announced on 30 October 2003 that its Board had authorised management to explore various strategic options for the company, including solicitation of private investment capital, asset sales and the sale of the company. Over the past several months, at the invitation of the Butler Board, BlueScope Steel has undertaken twelve weeks of extensive due diligence investigation of the Butler business.

**About Butler Manufacturing Company (NYSE: BBR)**
Butler's principal manufacturing operations are in the United States and China, and the company is the market leader in the design, manufacturing and installation of pre-engineered steel buildings in China and North America.

**For further information about Butler Manufacturing Company: www.butlermfg.com**

**About BlueScope Steel Limited (ASX: BSL)**
BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying a large proportion of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, with a further plant currently under construction in Vietnam. The Company has a network of steel building products rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

**For further information about BlueScope Steel Limited: www.bluescopesteel.com**

**CONTACTS**
**Media – Sandi Harwood**
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail:
Sandi.Harwood@bluescopesteel.com

**Investor - John Knowles**
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
*E-mail: John.Knowles@bluescopesteel.com*

BLUESCOPE STEEL

# Acquisition – Butler Manufacturing Company
## Presentation to Investors

Kirby Adams, CEO & Managing Director
16 February 2004

# Acquisition Cost

**Cash offer of US$22.50 per share**

| Transaction Value | US$ Million | A$ Million |
|---|---|---|
| Equity value ($22.50) | 144 | 183 |
| Net debt at 31 December 2003 | 60 | 76 |
| Headline Acquisition cost | 204 | 260 |

AUD:USD exchange rate of 0.785

# Implementing BlueScope Steel's Strategy

BLUESCOPE STEEL

BUTLER®

## Acquisition of Butler Manufacturing Company

- Pre-eminent global designer/supplier of Pre-Engineered Buildings (PEBs)
- Number One positions in North America and China
- Worldwide brand recognition

## An Attractive Opportunity at the Right Time

# What is a PEB?

## Fully designed and engineered building

Comprising steel structural frame and roofing systems, typically with steel walling





## Butler is THE PEB company

Design, Engineering, Manufacturing, Sales & Marketing

# Why PEBs? Speed, Cost Effectiveness, Broad Application

## Example: 110,000m$^2$ facility, erected in 28 working days

Wal*Mart Stores Distribution Centre (Arkansas)


1
July 9


2
July 2


3
July 30


4
August

# Impact on BlueScope Steel

Revenue up nearly 20%

Downstream Revenue proportion up 7%

Employees up 39%

Gearing up 8%

– Investment Grade Balance Sheet Maintained

# Butler Consolidated Financial Overview

| US$ Millions | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Net sales | 933.5 | 877.1 | 818.4 | 796.2 |
| % change in sales | | (6.0%) | (6.7%) | (2.7%) |
| Normalised EBITDA | 66.9 | 52.4 | 28.0 | 19.0 |
| EBITDA Margin (%) | 7.2% | 6.0% | 3.4% | 2.4% |
| Normalised EBIT | 51.3 | 34.3 | 9.1 | (0.3) |

## 2003 Revenue by Business



Vistawall
North American Buildings
56%
17%
China


## 2003 Gross Profit by Business



Vistawall
North American Buildings
43%
22%
China


Normalised results reflect exclusion of divested European operations, changes to employee benefits, other non-recurring charges, impairment costs and sale expenses

# Business Unit Performance

| US$ Million | North American Buildings | | | China | | | Vistawall | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2001 | 2002 | 2003 | 2001 | 2002 | 2003 |
| Net Sales | 610 | 522 | 460 | 62 | 98 | 138 | 232 | 220 | 217 |
| Normalised EBIT | 20.4 | 3.3 | (17.0) | 4.1 | 8.0 | 10.0 | 16.8 | 10.1 | 11.6 |
| History | Established 1901 | | | In operation 8 years | | | Acquired 1984 | | |
| Summary | #1 Turnaround | | | #1 Strong, growing business | | | #2 Robust business | | |

Notes
1. North American Buildings includes BUCON and Real Estate
2. Normalised results reflect exclusion of divested European operations, changes to employee benefits, other non-recurring charges, impairment costs and sale expenses
3. Does not take into account inter-company eliminations or corporate costs

# North American Buildings Group Profile (1)

- **Core business capability - design, manufacturing and marketing of pre-engineered steel buildings and component systems**
- Non-residential building market focus – industrial, commercial, retail segments
  - Manufacturing, Distribution Centres, Warehouses, Showrooms
- #1 in PEBs in North America (~18% market share)
- Strong engineering & design capability
- Strong, well recognised brands
- Butler Builders – key competitive advantage
  - Leading builder network
  - 1100 Builders



# North American Buildings Group Profile (2)

**Manufacturing**



**Warehouse**



**Retail**



**Recreation**



**Showroom**


HONDA

**Community**



# China Profile (1)

- **Core business capability – design, manufacture and market pre-engineered steel building systems**
- #1 in PEBs in China
- Strong, well recognised brands
- Strong revenue and profit growth
  - 41% and 25% growth from 2002 to 2003
- Customers include major multi-nationals and leading Chinese firms
- 50 independent Butler dealers throughout China

# China Profile (2)

Caterpillar



Xuzhou

Yan Feng Automotive Trim Co



Shanghai

Customer base includes
- Major Multinationals
- Leading Chinese firms

High quality PEBs
- Also incorporating Vistawall systems

Allied Signal Automotive



Shanghai

Other China customers:
- 3M
- Energizer
- Motorola
- Nike
- Orient Home
- Carrefour

# Our Asian PEB business – SmartBuild™









**BlueScope Lysaght® rollformed structural framing and roofing/cladding**

# Vistawall Profile (1)

- **Core business capability - Design, manufacturing and marketing of extruded aluminium and glass roof, wall, door & window systems for non-residential buildings**

- #2 in this market

- Strong, well recognised brands
  - Vistawall, Naturalite, Moduline, Skywall

- Market focus is office and retail



- Range includes storefront framing systems, entrance doors, curtain walls, skylights and translucent roof/wall systems

- 2 Manufacturing facilities, 4 Distribution centres and 16 Service centres
  - Serving 2,000 independent distributors and installers

# Vistawall Profile (2)

Vistawall



Storefronts and Doors

Vistawall



Engineered Wall Systems

Naturalite



Engineered Skylights

Moduline



Windows

# Butler acquisition – Good Deal

Acquisition cost
US$204m (A$260m)

Less than 8% of
Enterprise Value

Strategic fit

BUTLER®

Right Timing

Value creation opportunities

Bolt-on Acquisition

# Strategic Fit

- Consistent with our Strategy
  - Downstream, Value Added
  - Branded Products
  - Building and Construction
  - Solutions
- Continuing Asian growth
- Within our geographic footprint
- Compatible culture

**Operations we know, understand and can grow/improve**


Lysaght Australia (Lyndhurst)


Butler Shanghai

# Strategic fit – Adding revenue and margin and reducing risk


CURRENT
PEB/Solutions
Roll-
forming
Painted
Metallic
Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab


FUTURE
Butler
PEB/Solutions
Roll-
forming
Painted
Metallic
Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab
Vietnam
Indonesia
Vietnam
Thailand
Australia & NZ
Brownfields
Australia & NZ
Brownfields

# Strategic fit - Contributing to our goal of moving downstream - A$1.0 Billion of Downstream Value-Added Sales

BlueScope Steel Revenue (incl Butler in proforma 02/03)



A$5.3B
A$6.3B
Butler*
Metal Coated Coil,
Painted Coil,
Rollformed Components
55%
62%
CRC
HRC
Slab
2002/2003
Proforma 2002/2003 (including Butler)


* Using Butler's revenue for the 12 months to 30 June, 2003 (translated at an AUD:USD exchange rate of 0.785)

# Strategic Fit - Both BlueScope Steel & Butler have strong brands

BLUESCOPE STEEL

Colorbond®

LYSAGHT

Clean Colorbond®

Zincalume®

Colorsteel® G2

Galvaspan®

Galvabond®

PrimaMaju™

PrimaDesa™

Xlerplate®

Xlercoil®

BUTLER®

MR-24® Roof System

Butlerib® II Wall System

Liberty Building Systems

Butler Thermawall™

Widespan™ Structural System

TextureWall™ Panel System

Snap-It™ Architectural Roof System

VISTAWALL Architectural Products

MODULINE WINDOW SYSTEMS

NATURALITE SKYLIGHT SYSTEMS

SKYWALL TRANSLUCENT SYSTEMS

# Strategic Fit - Butler has a complementary fit with BlueScope Steel's Footprint



BlueScope Steel
Butler

# Strategic fit – Complementary BlueScope Steel and Butler businesses in China



**BlueScope Steel**
- ☆ Lysaght manufacturing facilities
- ○ Lysaght sales offices
- □ Coated/painted steel sales offices

**Butler**
- ★ PEB manufacturing facilities
- ● District sales offices
  (and regional sales managers for 27 regions)

# Right Timing

- Available due to Butler's financial constraints
- Bottom of USA building and economic cycle
- Paid at current market share price
- Exchange rate
- Market benchmarks

**An attractive opportunity at the right time**

# Right Timing - Leading indicators of industrial production suggest upturn in USA

OECD Leading Indicator & Industrial Production



6 Month Annualised % Change
10
5
0
-5
-10
Leading Indicator
Industrial Production
Nov-98
Nov-99
Nov-00
Nov-01
Nov-02
Nov-03


OECD Leading Indicators USA, Europe, Japan



6 Month Annualised % Change
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
US
Europe
Japan
U.S. rose sharply in November 2003, up 11.7%.
Nov-98
Nov-99
Nov-00
Nov-01
Nov-02
Nov-03

# Right Timing – PEB market improvement potential

## USA GDP Growth vs PEB Market Size


PEB Market Size
(US$ Billion)
US Real GDP: 1980–2008f
(US$B At 1996 Prices)
1.5
1.0
0.5
12,000
10,000
8,000
6,000
4,000
2,000
0
GDP Growth
No GDP growth
PEB market decline
PEB Market
1988
1990
1992
1994
1996
1998
2000
2002
2004 f
2006 f
2008 f

Source: FW Dodge, MBMA, Butler, EIU

# Value creation opportunities

- Significant opportunity for value creation via leveraging
  - BlueScope Steel and Butler strengths, capabilities and market positioning

- Initial regional focus for value creation
  - North America — Business Transformation and Turnaround
  - China — Immediate Scale and Significant Growth
  - South East Asia — Growth Opportunities
  - Australasia — Growth Opportunities

# Management Structure and Accountabilities

- BlueScope Steel Executive Leadership Team
  - Extensive North American experience
- North America - Lance Hockridge
  - President Industrial Markets including North Star BHP Steel and Castrip™
- China / South East Asia - Mike Courtnall
  - President Asian Building and Manufacturing Markets

– Additional information following deal closure

# Value Creation via margin improvement potential

| US$ Million | | Butler Manufacturing | NCI Building Systems |
|---|---|---|---|
| 2003 Comparables | Enterprise value | 204 | 744 |
| | Net Sales | 796 | 898 |
| | Enterprise value / Net Sales | 0.26 | 0.83 |
| 3 year average gross margin (2001-03) | | 14% | 22% |

# Value creation – China, SE Asia and Australasia

## Butler China

- Growing profitably
- Provides immediate scale
- Synergy from combining Lysaght and Butler capabilities
- Creates absolute leader in China in PEBs and steel building components
- Resource for growth

## SE Asia and Australasia

- Leverage Butler capabilities - Accelerate BlueScope Steel's PEBs growth

# Financial Outcomes

- Expected EPS outcome
  - FY05 Breakeven
  - FY06 Accretive

- 100% debt funding

- Increase in gearing by 8%

- Preserving our capacity to simultaneously
  - Reward shareholders
  - Grow

# Summary

- **Strong strategic fit**



- **Right Timing**


OECD Leading Indicator & Industrial Production
6 Month Annualised % Change
10
5
0
-5
-10
Leading Indicator
Industrial Production
Nov-98
Nov-99
Nov-00
Nov-01
Nov-02
Nov-03

- **Value creation and growth opportunities**



BLUESCOPE STEEL

# Acquisition – Butler Manufacturing Company, US

## Presentation to Investors

Kirby Adams, CEO & Managing Director
16 February 2004

BLUESCOPE STEEL

No. 82-34676

SEC MAIL PROCESSING RECEIVED MAR 15 2004 WASH. D.C. 155 SECTION

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

11 February 2004

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

**Cancellation of shares pursuant to on-market share buy-back**

Please note that the following BlueScope Steel ordinary shares have been cancelled since the last advice on 23 January 2004:

| Date | Number of shares cancelled | Number of shares on issue (following cancellation) |
|---|---|---|
| Carried forward from 23/01/04 | 56,844,896 | 736,155,104 |
| 30/01/04 | 1,970,169 | 734,184,935 |
| 06/02/04 | 1,864,088 | 732,320,847 |
| Total | 60,679,153 | |

The total consideration in respect of the above shares was $284,921,398.76.

Yours faithfully

Laurence Mandie
Corporate Counsel

ASIC
Australian Securities & Investments Commission

# Change to company details

**Form 484** – Corporations Act 2001

## Section C

**Section C may be lodged independently if no changes are to be notified via Sections A or B**

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
**484 A** – change of address, name (officeholders or members) details (ultimate holding company)
**484 B** – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

### Company details

**Company name**
BlueScope Steel Limited

**ACN/ABN**
16 000 011 058

; this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| ihare :lass code | Full title | ihare :lass code | Full title |
|---|---|---|---|
| \ | A | 'RF | preference |
| } | B ... etc | :UMP | cumulative preference |
| :MP | employee's | ICP | non-cumulative preference |
| 'OU | founder's | {EDP | redeemable preference |
| .G | life governor's | IRP | non-redeemable preference |
| /IAN | management | :RP | cumulative redeemable preference |
| )RD | ordinary | ICRP | non-cumulative redeemable preference |
| {ED | redeemable | 'ARP | participative preference |

SPE special

you are using the standard share class codes you do not need to provide a full title for the share:

you are not using the standard share class code, enter a code of no more than 4 letters and ther how the full title.

Continues on next page ...

**Sections to complete**

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | 1 – Change to hare structure table | 2 – Issue of shares | 3 – Cancellation of hares | 4 – Change to nembers register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | ✓ | ✓ | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | ✓ | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

o notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

o notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

## C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation of shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| hare class code | ull title if not standard | otal number ssued | otal amount aid on these hares | otal amount npaid on these hares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]

D D M M Y Y

## C2 Issue of shares

List details of new share issues in the following table.

| hare class code | umber of shares issued | mount paid per share | mount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]

D D M M Y Y

shares were issued for other than cash, were some or all of the shares issued under a written contact?

[ ] **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**

- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A Form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 1,970,169 | 10,803,687.48 |
| ORD | 1,864,088 | 9,953,058.58 |
| | | |
| | | |
| | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

30 / 01 / 04
D D M M Y Y

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified.
- If there are more than 20 members in a share class, only changes to the top twenty need to be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

IR

☐ Company name ____

ACN/ARBN/ABN ____

ffice, unit, level, or PO Box number ____

treet number and Street name ____

uburb/City ____ tate/Territory ____

ostcode ____ ountry (if not Australia) ____

**The changes are**

| hare class ode | hares icreased by (number) | hares ecreased by (number) | umber now eld | otal $ paid on iese shares | otal $ unpaid n these hares | ully paid r/n) | eneficially eld (y/n) | op 20 iember (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

)R

☐ Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

treet number and Street name

uburb/City | tate/Territory

ostcode | ountry (if not Australia)

**The changes are**

| hare class ode | hares ıcreased by (number) | hares ecreased by (number) | umber now eld | otal $ paid on ıese shares | otal $ unpaid n these hares | ully paid r/n) | eneficially eld (y/n) | op 20 ıember (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D C M M ( Y

**Date of entry of member's name in register**
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D C M M ( Y

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

)R

☐ Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

treet number and Street name

uburb/City

tate/Territory

ostcode

ountry (if not Australia)

**The changes are**

| hare class ode | hares ıcreased by (number) | hares ecreased by (number) | umber now eld | otal $ paid on ıese shares | otal $ unpaid n these hares | ully paid /n) | eneficially eld (y/n) | op 20 ıember (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

)ate

D D / M M / Y Y

**Date of entry of member's name in register**
(New members only)

)ate

D D / M M / Y Y

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

- [ ] Family name | Given names

)R

- [ ] Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

treet number and Street name

uburb/City | tate/Territory

'ostcode | :ountry (if not Australia)

**The changes are**

| hare class ode | hares ıcreased by .. (number) | hares ecreased by .. (number) | umber now eld | otal $ paid on ıese shares | otal $ unpaid n these hares | ully paid ı/n) | eneficially eld (y/n) | op 20 ıember (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

## Signature

This form must be signed by a current officeholder of the company.

certify that the information in this form is true and complete

lame

Laurence Mandie

;apacity

[ ] Director

[X] Company secretary

ignature

)ate signed

| 1 | 1 | / | 0 | 2 | / | 0 | 4 |
|---|---|---|---|---|---|---|---|
| D | D | | M | M | | Y | Y |

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

SIC registered agent name

SIC registered agent number

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

there is a query regarding this form, ASIC should contact (Choose one of the following)

[X] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

)ffice, unit, level, or PO Box number

treet number and Street name

uburb/City

tate/Territory

'ostcode

:ountry (if not Australia)

IX Number

IX City/suburb

elephone Number

(03) 9666 4000

**Mail**

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**

| | |
|---|---|
| Telephone | 03 5177 3988 |
| Email | info.enquiries@asic.gov.au |
| Web | www.asic.gov.au/easylodge |

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 60,079,153 | 600,000 |
| 4 | Total consideration paid or payable for the shares | $281,744,759 | $3,176,640 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.32<br><br>lowest price paid: $5.28<br><br>highest price allowed under rule 7.33: $5.6742 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 18,620,847 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: [signature] Date: ~~30/1~~ 2/2/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com



# ASX Release

**Release Time:** IMMEDIATE
**Date:** 30 January 2004

## BLUESCOPE STEEL LIMITED TO ANNOUNCE FIRST HALF YEAR RESULTS ON 19 FEBRUARY 2004

BlueScope Steel Limited (*ASX:BSL*) advises that it will be releasing its half year results for the six months ended 31 December 2003 on Thursday, 19 February 2004.

The record date for the interim dividend will be Tuesday, 2 March 2004 and the dividend payment date will be Monday, 29 March 2004.

**About BlueScope Steel Limited (ASX: *BSL*)**
BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

**For further information about BlueScope Steel Limited: www.bluescopesteel.com**

**Contacts:**

**Media Relations**
**Sandi Harwood**
Manager External Affairs
BlueScope Steel
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: May.Goh@BlueScopesteel.com

**Investor Relations**
**John Knowles**
Vice President Investor Relations
BlueScope Steel
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@BlueScopesteel.com

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 59,747,065 | 332,088 |
| 4 | Total consideration paid or payable for the shares | $279,983,995 | $1,760,764 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.35<br><br>lowest price paid: $5.28<br><br>highest price allowed under rule 7.33: $5.7015 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 19,220,847 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 30/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 59,415,065 | 332,000 |
| 4 | Total consideration paid or payable for the shares | $278,218,120 | $1,765,875 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.36<br><br>lowest price paid: $5.28<br><br>highest price allowed under rule 7.33: $5.7330 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 19,552,935 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 29/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

BLUESCOPE STEEL

SEC File No. 82-34676

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com



# ASX Release

**Release Time:** IMMEDIATE
**Date:** 28 January 2004

## BlueScope Steel Advises of Incident on Property Next to Port Kembla Site

BlueScope Steel advises that a fuel tank, located on a property adjacent to BlueScope Steel's Port Kembla steelworks in New South Wales, exploded this morning and continues to burn.

The property on which the fuel tank is located is adjacent to BlueScope Steel's coke ovens operations and is not owned, occupied or operated by BlueScope Steel.

*As a precaution, BlueScope Steel has temporarily evacuated employees from some of its coke* ovens operations.

There is currently no significant impact on BlueScope Steel operations. BlueScope Steel is closely monitoring the situation and will keep the market informed of any significant implications for its operations.

**About BlueScope Steel Limited (ASX: *BSL*)**
BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying some 80 per cent of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

**For further information about BlueScope Steel Limited: www.bluescopesteel.com**

**CONTACTS**

**Media**
**Sandi Harwood**
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail:
Sandi.Harwood@bluescopesteel.com

**Investor Relations**
**John Knowles**
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4051
Mobile: +61 ())419 893 491
E-mail: John.Knowles@bluescopesteel.com

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 58,815,065 | 600,000 |
| 4 | Total consideration paid or payable for the shares | $274,968,340 | $3,249,780 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.38<br><br>highest price allowed under rule 7.33: $5.7603 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 19,884,935 |

# Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 27/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com



23 January 2004

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

**Cancellation of shares pursuant to on-market share buy-back**

Please note that the following BlueScope Steel ordinary shares have been cancelled since the last advice on 13 January 2004:

| Date | Number of shares cancelled | Number of shares on issue (following cancellation) |
|---|---|---|
| Carried forward from 13/01/04 | 53,741,341 | 739,258,659 |
| 16/01/04 | 965,000 | 738,293,659 |
| 23/01/04 | 2,138,555 | 736,155,104 |
| Total | 56,844,896 | |

The total consideration in respect of the above shares was $264,164,652.70.

Yours faithfully

Laurence Mandie
Company Secretary

ASIC
Australian Securities & Investments Commission

# Change to company details

**Form 484** – Corporations Act 2001

## Section C

**Section C may be lodged independently if no changes are to be notified via Sections A or B**

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
**484 A** – change of address, name (officeholders or members) details (ultimate holding company)
**484 B** – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

**Company details**

**Company name**
BlueScope Steel Limited

**ACN/ABN**
16 000 011 058

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes
[X] No

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ... etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Continues on next page ...**

**Sections to complete**

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | 1 – Change to hare structure table | 2 – Issue of shares | 3 – Cancellation of hares | 4 – Change to ıembers register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | ✓ | ✓ | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | ✓ | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

o notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

o notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

# C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation of shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| hare class code | ull title if not standard | otal number ssued | otal amount aid on these hares | otal amount npaid on these hares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]

D D M M Y Y

## C2 Issue of shares

List details of new share issues in the following table.

| hare class code | umber of shares issued | mount paid per share | mount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]

D D M M Y Y

shares were issued for other than cash, were some or all of the shares issued under a written contact?

[ ] **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**

- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A Form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 965,000 | 5,227,665.50 |
| ORD | 2,138,555 | 11,563,814.58 |
| | | |
| | | |
| | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

16 / 01 / 04
D D / M M / Y Y

## C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified.
- If there are more than 20 members in a share class, only changes to the top twenty need to be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name    Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City    State/Territory

Postcode    Country (if not Australia)

**The changes are**

| Share class code | Shares increased by (number) | Shares decreased by (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

Date
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

## C4 Continued... Further changes to the register of members

Family name | Given names

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

OR

Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

**The changes are**

| Share class code | Shares increased by (number) | Shares decreased by (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

Date
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

## C4 Continued... **Further changes to the register of members**

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

)R

☐ Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

treet number and Street name

uburb/City | tate/Territory

ostcode | ountry (if not Australia)

**The changes are**

| hare class ode | hares icreased by (number) | hares ecreased by (number) | umber now eld | otal $ paid on iese shares | otal $ unpaid n these hares | ully paid /n) | eneficially eld (y/n) | op 20 iember (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

)ate
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

## C4 Continued... **Further changes to the register of members**

☐ Family name | Given names

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

)R

- [ ] Company name

ACN/ARBN/ABN

)ffice, unit, level, or PO Box number

treet number and Street name

uburb/City

tate/Territory

'ostcode

ountry (if not Australia)

**The changes are**

| hare class ode | hares icreased by (number) | hares ecreased by (number) | umber now eld | otal $ paid on iese shares | otal $ unpaid n these hares | ully paid /n) | eneficially eld (y/n) | op 20 iember (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

)ate

[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

)ate

[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

## Signature

This form must be signed by a current officeholder of the company.

certify that the information in this form is true and complete

lame

Laurence Mandie

Capacity

- [ ] Director
- [X] Company secretary

Signature

[signature]

Date signed

23 / 01 / 04
D D M M Y Y

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

- [X] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(03) 9666 4000

**Mail**

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au/easylodge**

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 58,375,065 | 440,000 |
| 4 | Total consideration paid or payable for the shares | $272,571,924 | $2,396,416 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 23-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.41<br><br>highest price allowed under rule 7.33: $5.7561 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 20,484,935 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: [signature] ............................................ Date: 23/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 57,895,065 | 480,000 |
| 4 | Total consideration paid or payable for the shares | $269,932,548 | $2,639,376 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 22-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.47<br><br>highest price allowed under rule 7.33: $5.7456 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 20,924,935 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 22/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 57,332,442 | 562,623 |
| 4 | Total consideration paid or payable for the shares | $266,844,254 | $3,088,294 |

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 21-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.45<br><br>highest price allowed under rule 7.33: $5.7204 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 21,404,935 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 21/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 56,844,896 | 487,546 |
| 4 | Total consideration paid or payable for the shares | $264,164,653 | $2,679,602 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 20-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.46<br><br>highest price allowed under rule 7.33: $5.6721 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 21,967,558 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 20/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 56,814,896 | 30,000 |
| 4 | Total consideration paid or payable for the shares | $263,999,854 | $164,799 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 19-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.48<br><br>highest price allowed under rule 7.33: $5.6385 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 22,455,104 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .................................... Date: 19/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 56,454,896 | 360,000 |
| 4 | Total consideration paid or payable for the shares | $262,027,414 | $1,972,440 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 16-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.45<br><br>highest price allowed under rule 7.33: $5.6280 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 22,485,104 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 16/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

BLUESCOPE STEEL

# ASX Release



BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

**For immediate release to the market**
**Date:** 16 January 2003

## BLUESCOPE STEEL CONTINUES DOWNSTREAM GROWTH BY ANNOUNCING NEW THAILAND INVESTMENT

The Board of BlueScope Steel Limited (ASX: ***BSL***), Australia's leading steel producer, today approved the installation of a second metallic coating line at the Map Ta Phut plant, 150 kilometres south of the Thai capital of Bangkok.

The total capital cost of the project is approximately A$80 million.

The investment will be undertaken by BlueScope Steel (Thailand), and will add capacity of 200,000 tonnes of metallic coated product, taking the total annual production capacity of the Map Ta Phut plant to 375,000 tonnes of metallic coated steel. The new line will be capable of producing both aluminium-zinc alloy coated and zinc-coated products.

Construction will commence in January 2004, with first production from the new line expected to be on stream in the middle of the 2005 calendar year.

Managing Director and CEO, Mr Kirby Adams, said: "When the Map Ta Phut plant was originally constructed in 1996, provision was made for an additional metallic coating line to be added at a later time utilising existing infrastructure. As a result, this investment will significantly increase capacity in a very cost effective manner.

"Thailand is experiencing strong economic growth, particularly in construction and manufacturing markets. This new investment is driven by demand in Thai building and construction markets for BlueScope Steel's range of premium quality branded steel products, including the market-leading ZINCALUME® steel product, which will be manufactured on this line.

"The investment is consistent with BlueScope Steel's strategy of growing our downstream value-added steel products business in Asia. Our businesses in Asia are operating efficiently, have demonstrated strong growth in profitability and are well positioned to benefit from continuing market growth in the region.

"The additional metallic coating facility will further enhance our position within the ASEAN steel markets and support the Company's expansion in providing value-added building solutions such as residential roof trusses and pre-engineered buildings."

Mr Adams said: "With the recent conclusion of Free Trade Agreement negotiations between Australia and Thailand, the level of Australian investment in Thailand can be expected to increase in the years ahead. BlueScope Steel is pleased to be the leading Australian investor in Thailand, because our experience over the past decade has demonstrated that the Thai marketplace offers attractive opportunities."

BlueScope Steel is Australia's single largest investor in Thailand, having already invested more than A$200 million over the past eight years. Government estimates indicate that total Australian investment in Thailand is currently less than A$300 million.

The Map Ta Phut plant is BlueScope Steel's largest facility in South East Asia, incorporating a cold rolling mill and pickle line (capacity 300,000 tonnes), metallic coating capability (currently 175,000 tonnes) and a paint line (90,000 tonnes). BlueScope Steel has operated a Lysaght building products business (started in 1988) with facilities at Rangsit near Bangkok and Khon Kaen in the north-east.

The Map Ta Phut facility operates in tandem with BlueScope Steel's sister plants in Malaysia and Indonesia and the Company has a new metallic coating and painting facility under construction in Vietnam near Ho Chi Minh City.

BlueScope Steel's building products business, BlueScope Lysaght, has a network of 23 rollforming and manufacturing centres across Malaysia, Brunei, Indonesia, Singapore, China, Vietnam, Taiwan and Sri Lanka as well as Thailand. BlueScope Steel also has an extensive network of sales and marketing offices throughout the Asian region.

**ABOUT BLUESCOPE STEEL LIMITED:**
BlueScope Steel (ASX: ***BSL***) is a publicly listed Australian company and the largest steel manufacturer in Australia and New Zealand. It operates coating and painting facilities in Thailand, Malaysia and Indonesia and has a new facility under construction in Vietnam. The BlueScope Lysaght business has a network of 23 roll forming facilities in nine countries across the Asia Pacific region that is unmatched by any other steel company.

BlueScope Steel was publicly listed on the Australian Stock Exchange on 15 July 2002 as BHP Steel. The Company changed its name to BlueScope Steel Limited on 17 November 2003.

BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are also located in Australia and New Zealand, and the Company also has a 50 per cent interest in a steel mini-mill in Delta, Ohio in the USA.

**For further information about BlueScope Steel Limited: www.bluescopesteel.com or www.bluescopesteelasia.com**

***Downloadable photographs of BlueScope Steel (Thailand) operations can be viewed at:*** **http://www.bluescopesteel.com/navajo/display.cfm/objectID.8B399FC3-BC87-4AA2-B12D06B327627AC8**

## Contacts:

**Media Relations**
**May Goh**
Manager External Affairs
BlueScope Steel
Tel: +61 3 9666 4023
Mobile: +61 (0)402 015 900
E-mail: May.Goh@BlueScopesteel.com

**Investor Relations**
**John Knowles**
Vice President Investor Relations
BlueScope Steel
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@BlueScopesteel.com

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 56,054,896 | 400,000 |
| 4 | Total consideration paid or payable for the shares | $259,862,934 | $2,164,480 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 9-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.44<br><br>lowest price paid: $5.36<br><br>highest price allowed under rule 7.33: $5.6280 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 22,845,104 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..........[signature].......... Date: 15/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 55,824,896 | 230,000 |
| 4 | Total consideration paid or payable for the shares | $258,643,934 | $1,219,000 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 9-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.35<br><br>lowest price paid: $5.26<br><br>highest price allowed under rule 7.33: $5.6805 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 23,245,104 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 14/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 55,329,896 | 495,000 |
| 4 | Total consideration paid or payable for the shares | $255,998,307 | $2,645,627 |

+ See chapter 19 for defined terms.

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $5.50 | highest price paid: | $5.40 |
| | date: | 9-Jan-04 | | |
| | lowest price paid: | $2.97 | lowest price paid: | $5.32 |
| | date: | 17-Mar-03 | | |
| | | | highest price allowed under rule 7.33: | $5.7855 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 23,475,104 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .......................................... Date: 13/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com



13 January 2004

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Madam

**Cancellation of shares pursuant to on-market share buy-back**

Please note that the following BlueScope Steel ordinary shares have been cancelled since the last advice on 11 December 2003.

| Date | Number of shares cancelled | Number of shares on issue (following cancellation) |
|---|---|---|
| Carried forward from 11/12/03 | 46,613,560 | 746,386,440 |
| 12/12/03 | 2,716,473 | 743,669,967 |
| 19/12/03 | 2,314,084 | 741,355,883 |
| 2/01/04 | 2,090,262 | 739,265,621 |
| 9/01/04 | 6,962 | 739,258,659 |
| Total | 53,741,341 | |

The total consideration in respect of the above shares was $247,373,172.62.

Yours faithfully

Laurence Mandie
Corporate Counsel

ASIC
Australian Securities & Investments Commission

# Change to company details

**Form 484** – Corporations Act 2001

## Section C

**Section C may be lodged independently if no changes are to be notified via Sections A or B**

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
**484 A** – change of address, name (officeholders or members) details (ultimate holding company)
**484 B** – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

### Company details

**Company name**
BlueScope Steel Limited

**ACN/ABN**
16 000 011 058

; this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| ;hare :lass code | Full title | ;hare :lass code | Full title |
|---|---|---|---|
| \ | A | ⊃RF | preference |
| } | B ... etc | ⊃UMP | cumulative preference |
| :MP | employee's | ICP | non-cumulative preference |
| ·OU | founder's | ⊰EDP | redeemable preference |
| .G | life governor's | IRP | non-redeemable preference |
| /IAN | management | ⊃RP | cumulative redeemable preference |
| )RD | ordinary | ICRP | non-cumulative redeemable preference |
| ⊰ED | redeemable | ⊃ARP | participative preference |
| ;PE | special | | |

you are using the standard share class codes you do not need to provide a full title for the share:

you are not using the standard share class code, enter a code of no more than 4 letters and ther how the full title.

Continues on next page ...

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | | :1 – Change to hare structure table | :2 – Issue of shares | :3 – Cancellation of hares | :4 – Change to ıembers register |
|---|---|---|---|---|---|
| | **Issue of shares** | | | | |
| ☐ | Proprietary company | ✓ | ✓ | Not required | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| | **Cancellation of shares** | | | | |
| ☐ | Proprietary company | ✓ | Not required | ✓ | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| X | if not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| | **Transfer of shares** | | | | |
| ☐ | Proprietary company | Not required | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| | **Changes to amounts paid** | | | | |
| ☐ | Proprietary company | ✓ | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| | **Changes to beneficial ownership** | | | | |
| ☐ | Proprietary company | Not required | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

o notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

o notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

## C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation of shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

| hare class code | ull title if not standard | otal number ssued | otal amount aid on these hares | otal amount npaid on these hares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

## C2 Issue of shares

List details of new share issues in the following table.

| hare class code | lumber of shares issued | mount paid per share | mount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

arliest date of change

lease indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

shares were issued for other than cash, were some or all of the shares issued under a written contact?

[ ] **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**

- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A Form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 7,127,781 | $37,280,313.80 |
| | | |
| | | |
| | | |
| | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

12 / 12 / 03
D D M M Y Y

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified.
- If there are more than 20 members in a share class, only changes to the top twenty need to be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint – owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

**The changes are**

| Share class code | Shares increased by (number) | Shares decreased by (number) | Number now held | Total $ paid on these shares | Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred

Date
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

**Date of entry of member's name in register**
(New members only)

Date
[ ][ ] / [ ][ ] / [ ][ ]
D D M M Y Y

This form must be signed by a current officeholder of the company.

certify that the information in this form is true and complete

lame

Laurence Mandie

;apacity

[ ] Director

[X] Company secretary

iignature

Laurence Mandie

)ate signed

13 / 01 / 04

D D M M Y Y

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

SIC registered agent name

SIC registered agent number

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**there is a query regarding this form, ASIC should contact** (Choose one of the following)

[X] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

ffice, unit, level, or PO Box number

treet number and Street name

uburb/City

tate/Territory

'ostcode

:ountry (if not Australia)

IX Number

IX City/suburb

elephone Number

**Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au/easylodge**

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 54,856,341 | 473,555 |
| 4 | Total consideration paid or payable for the shares | $253,470,139 | $2,528,168 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 9-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.38<br><br>lowest price paid: $5.32<br><br>highest price allowed under rule 7.33: $5.8527 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 23,970,104 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..................................... Date: 12/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 54,211,341 | 645,000 |
| 4 | Total consideration paid or payable for the shares | $249,955,212 | $3,514,928 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 9-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.40<br><br>highest price allowed under rule 7.33: $5.8905 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 24,443,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: [signature]............................ Date: 9/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,741,341 | 470,000 |
| 4 | Total consideration paid or payable for the shares | $247,373,173 | $2,582,039 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 8-Jan-04<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.45<br><br>highest price allowed under rule 7.33: $5.9241 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,088,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 8/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,741,341 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,373,173 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 31-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.9031 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,558,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 7/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

Rule 3.8A



# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,741,341 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,373,173 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 31-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.8632 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,558,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..................................................... Date: 6/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,741,341 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,373,173 | $0 |

+ See chapter 19 for defined terms.

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 31-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.8338 |

## Participation by directors

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,558,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 6/1/04
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,741,341 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,373,173 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $5.50 | highest price paid: | $0.00 |
| | date: | 31-Dec-03 | | |
| | lowest price paid: | $2.97 | lowest price paid: | $0.00 |
| | date: | 17-Mar-03 | | |
| | | | highest price allowed under rule 7.33: | $5.8212 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,558,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .......................................... Date: 2/1/04
(~~Director~~/ Company Secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,734,379 | 6,962 |
| 4 | Total consideration paid or payable for the shares | $247,334,882 | $38,291 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 31-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.50<br><br>highest price allowed under rule 7.33: $5.8128 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,558,659 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......[signature]...... Date: 31/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,734,379 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,334,882 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 23-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.8128 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,565,621 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 30/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,734,379 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,334,882 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 23-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.7561 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,565,621 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..................................................... Date: 29/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,734,379 | 0 |
| 4 | Total consideration paid or payable for the shares | $247,334,882 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 23-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.6889 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,565,621 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: M Barron .......................................... Date: 24/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,523,172 | 211,207 |
| 4 | Total consideration paid or payable for the shares | $246,175,376 | $1,159,505 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 23-Dec-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.50<br><br>lowest price paid: $5.43<br><br>highest price allowed under rule 7.33: $5.6427 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,565,621 |

# Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 23/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,523,172 | 0 |
| 4 | Total consideration paid or payable for the shares | $246,175,376 | $0 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $0.00<br><br>lowest price paid: $0.00<br><br>highest price allowed under rule 7.33: $5.5965 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,776,828 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..................................................... Date: 22/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 53,274,429 | 248,743 |
| 4 | Total consideration paid or payable for the shares | $244,827,140 | $1,348,237 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.46<br><br>lowest price paid: $5.34<br><br>highest price allowed under rule 7.33: $5.5146 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 25,776,828 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ...............................................  Date: 19/12/03
(~~Director~~/ Company Secretary)

Print name: Michael Barron

+ See chapter 19 for defined terms.

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 52,794,429 | 480,000 |
| 4 | Total consideration paid or payable for the shares | $242,291,156 | $2,535,984 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.32<br><br>lowest price paid: $5.21<br><br>highest price allowed under rule 7.33: $5.4789 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 26,025,571 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ................................................ Date: 18/12/03
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 51,944,429 | 850,000 |
| 4 | Total consideration paid or payable for the shares | $237,852,371 | $4,438,785 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.31<br><br>lowest price paid: $5.19<br><br>highest price allowed under rule 7.33: $5.4915 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 26,505,571 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................ Date: 17/12/03
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

Rule 3.8A

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 51,644,117 | 300,312 |
| 4 | Total consideration paid or payable for the shares | $236,253,299 | $1,599,071 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.35<br><br>lowest price paid: $5.27<br><br>highest price allowed under rule 7.33: $5.4873 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 27,355,571 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 16/12/03
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 51,157,917 | 486,200 |
| 4 | Total consideration paid or payable for the shares | $233,691,220 | $2,562,080 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.33<br><br>lowest price paid: $5.15<br><br>highest price allowed under rule 7.33: $5.4558 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 27,655,883 |

# Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 15/12/03
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 50,557,917 | 600,000 |
| 4 | Total consideration paid or payable for the shares | $230,614,840 | $3,076,380 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.20<br><br>lowest price paid: $5.10<br><br>highest price allowed under rule 7.33: $5.4831 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 28,142,083 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................................ Date: 12/12/03
(~~Director~~/ Company Secretary)

Print name: Laurence Mandie

+ See chapter 19 for defined terms.

BLUESCOPE STEEL



BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

11 December 2003

Manager
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Madam

**Re: Cancellation of Shares Pursuant to Share Buy-Back**

Please note that the following shares have been cancelled since the last advice on 10 November 2003.

| Date | Number of Shares Cancelled | Number of Shares on Issue (following cancellation) |
|---|---|---|
| Carried forward from 10/11/03 | 38,818,680 | 754,181,320 |
| 14/11/03 | 642,690 | 753,538,630 |
| 28/11/03 | 2,559,840 | 750,978,790 |
| 05/12/03 | 4,592,350 | 746,386,440 |
| Total | 46,613,560 | |

The total consideration in respect of the above shares was $210,092,858.82.

Yours faithfully

David Cantrick-Brooks
*Assistant Company Secretary*

ASIC
Australian Securities & Investments Commission

# Change to company details

**Form 484** – Corporations Act 2001

## Section C

### Section C may be lodged independently if no changes are to be notified via Sections A or B

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

**Related Forms**
**484 A** – change of address, name (officeholders or members) details (ultimate holding company)
**484 B** – appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

## Company details

**Company name**

BlueScope Steel Limited

**ACN/ABN**

16 000 011 058

**Is this document being lodged to update the Annual Company Statement that was sent to you?**

[ ] **Yes**

[X] **No**

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Continues on next page ...**

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

**Completion of this table is optional.**

| | | 1 – Change to hare structure table | 2 – Issue of shares | 3 – Cancellation of hares | 4 – Change to embers register |
|---|---|---|---|---|---|
| | **Issue of shares** | | | | |
| ☐ | Proprietary company | ✓ | ✓ | Not required | ✓ |
| | Public company | | | | |
| ☐ | If in response to the Annual company statement | ✓ | ✓ | Not required | ✓ |
| ☐ | If not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| | **Cancellation of shares** | | | | |
| ☐ | Proprietary company | ✓ | Not required | ✓ | ✓ |
| | Public company | | | | |
| ☐ | If in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| X | If not in response to the Annual company statement | Not required | Not required | ✓ | Not required |
| | **Transfer of shares** | | | | |
| ☐ | Proprietary company | Not required | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | If in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | If not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| | **Changes to amounts paid** | | | | |
| ☐ | Proprietary company | ✓ | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | If in response to the Annual company statement | ✓ | Not required | Not required | ✓ |
| ☐ | If not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| | **[illegible]** | | | | |
| ☐ | Proprietary company | Not required | Not required | Not required | ✓ |
| | Public company | | | | |
| ☐ | If in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | If not in response to the Annual company statement | Not required | Not required | Not required | Not required |

o notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

o notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

## C3 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**

- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A Form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 7,794,880 | $40,070,788.11 |
| | | |
| | | |
| | | |
| | | |

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

14 / 11 / 03
D D / M M / Y Y

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

David Cantrick-Brooks

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

10 / 12 / 03

D D M M Y Y

## Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

**Registered Agent details**

*If this form is being lodged by an ASIC registered agent, please complete agent name and number*

ASIC registered agent name

ASIC registered agent number

**Queries about this form**

You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[X] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

**Mail**

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

**For help or more information**

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au/easylodge**

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 49,957,917 | 600,000 |
| 4 | Total consideration paid or payable for the shares | $227,504,140 | $3,110,700 |

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.25<br><br>lowest price paid: $5.15<br><br>highest price allowed under rule 7.33: $5.4831 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 28,742,083 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .................................... Date: 11/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| BLUESCOPE STEEL LIMITED | 16 000 011 058 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | On-market |
| 2 | Date Appendix 3C was given to ASX | 27 February 2003 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 49,595,438 | 362,479 |
| 4 | Total consideration paid or payable for the shares | $225,561,868 | $1,942,271 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $5.50<br>date: 27-Oct-03<br><br>lowest price paid: $2.97<br>date: 17-Mar-03 | highest price paid: $5.40<br><br>lowest price paid: $5.26<br><br>highest price allowed under rule 7.33: $5.4579 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 29,342,083 |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ..................................................... Date: 10/12/03
(~~Director~~/ Company Secretary)

Print name: David Cantrick-Brooks